FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Stated in millions of Argentine Pesos in constant currency – Note 3)

2023 FINANCIAL STATEMENTS

Legal Information		2
Statement of Comprehensive Income (Loss)		3
Statement of Financial Position		4
Statement of Changes in Equity		6
Statement of Cash Flows		7

Notes to the Financial Statements:
1 |	General information	9
2 |	Regulatory framework	10
3 |	Basis of preparation	15
4 |	Accounting policies	18
5 |	Financial risk management	29
6 |	Critical accounting estimates and judgments	35
7 |	Interest in joint ventures	48
8 |	Contingencies and lawsuits	48
9 |	Revenue from sales and energy purchases	43
10 |	Expenses by nature	45
11 |	Other operating income (expense)	46
12 |	Net finance costs	47
13 |	Basic and diluted earnings (loss) per share	47
14 |	Property, plant and equipment	48
15 |	Right-of-use assets	50
16 |	Inventories	50
17 |	Financial instruments	50
18 |	Other receivables	52
19 |	Trade receivables	53
20 |	Financial assets at fair value through profit or loss	54
21 |	Cash and cash equivalents	54
22 |	Share capital and additional paid-in capital	55
23 |	Allocation of profits	55
24 |	The Company’s share-based compensation plan	55
25 |	Trade payables	56
26 |	Other payables	56
27 |	Deferred revenue	57
28 |	Borrowings	58
29 |	Salaries and social security taxes payable	60
30 |	Benefit plans	61
31 |	Income tax and deferred tax	63
32 |	Tax liabilities	64
33 |	Provisions	64
34 |	Related-party transactions	65
35 |	Keeping of documentation	66
36 |	Shareholders’ Meetings	66
37 |	Events after the reporting year	67

Report of Independent Registered Public Firm (PCAOB – ID 1349)

2023 FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
AMBA	Buenos Aires Metropolitan Area
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
DNU	Executive Order issued on the grounds of Necessity and Urgency
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GBA	Greater Buenos Aires
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
INDEC	National Institute of Statistics and Census
MEM	Wholesale Electricity Market
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RT	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
VAD	Distribution Added Value

1

2023 FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the Bylaws: April 10, 2023 (Note 36)

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú Ave., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology.

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2023

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 22)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,566,330
Class C (2)	1,596,659
906,455,100

(1)	Includes 30,852,251 treasury shares as of December 31, 2023.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2

2023 FINANCIAL STATEMENTS

edenor

Statement of Comprehensive Income (Loss)

for the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.23	12.31.22	12.31.21

Revenue	9	701,098	640,994	688,502
Energy purchases	9	(458,944)	(446,030)	(423,413)
Distribution margin		242,154	194,964	265,089
Transmission and distribution expenses	10	(214,428)	(171,625)	(176,595)
Gross profit		27,726	23,339	88,494

Selling expenses	10	(82,764)	(73,717)	(69,728)
Administrative expenses	10	(69,122)	(55,598)	(45,170)
Other operating income	11	25,335	32,412	29,369
Other operating expense	11	(20,951)	(23,730)	(29,643)
(Loss) Income from interest in joint ventures	7	(10)	(17)	12
Operating result		(119,786)	(97,311)	(26,666)

Agreement on the Regularization of Obligations	2.c	197,731	56,479	-

Financial income	12	367	203	395
Financial costs	12	(319,435)	(273,335)	(163,544)
Other financial results	12	(31,286)	(4,452)	10,560
Net financial costs		(350,354)	(277,584)	(152,589)

Monetary gain (RECPAM)		454,589	310,205	144,620

Income (Loss) before taxes		182,180	(8,211)	(34,635)

Income tax	31	(133,809)	(46,187)	(94,840)
Income (Loss) for the year		48,371	(54,398)	(129,475)

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	30	(1,447)	(2,037)	1,215
Tax effect of actuarial profit (loss) on benefit plans	31	507	713	(427)
Total other comprehensive results		(940)	(1,324)	788

Comprehensive income (loss) for the year attributable to:
Owners of the parent		47,431	(55,722)	(128,687)
Comprehensive income (loss) for the year		47,431	(55,722)	(128,687)

Basic and diluted income (loss) per share:
Income (Loss) per share (argentine pesos per share)	13	55.28	(62.17)	(147.97)

The accompanying notes are an integral part of the Financial Statements.

3

2023 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2023 and 2022

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.23	12.31.22
ASSETS
Non-current assets
Property, plant and equipment	14	1,272,989	1,233,003
Interest in joint ventures	7	57	66
Right-of-use asset	15	3,540	2,202
Other receivables	18	3	9
Total non-current assets		1,276,589	1,235,280

Current assets
Inventories	16	39,816	20,048
Other receivables	18	34,046	58,232
Trade receivables	19	66,597	87,167
Financial assets at fair value through profit or loss	20	82,628	89,379
Cash and cash equivalents	21	9,128	5,076
Total current assets		232,215	259,902
TOTAL ASSETS		1,508,804	1,495,182

4

2023 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2023 and 2022 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.23	12.31.22
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	22	875	875
Adjustment to share capital	22	340,453	340,419
Treasury stock	22	31	31
Adjustment to treasury stock	22	7,288	7,322
Additional paid-in capital	22	4,716	4,674
Cost treasury stock		(27,946)	(27,946)
Legal reserve		23,621	23,621
Voluntary reserve		228,747	228,747
Other comprehensive loss		(3,472)	(2,532)
Accumulated losses		(135,502)	(183,873)
TOTAL EQUITY		438,811	391,338

LIABILITIES
Non-current liabilities
Trade payables	25	1,597	2,866
Other payables	26	158,924	54,458
Borrowings	28	44,345	45,268
Deferred revenue	27	13,474	11,451
Salaries and social security payable	29	2,449	2,402
Benefit plans	30	4,922	5,795
Deferred tax liability	31	478,696	345,384
Provisions	33	9,861	17,293
Total non-current liabilities		714,268	484,917
Current liabilities
Trade payables	25	240,950	559,936
Other payables	26	29,340	19,692
Borrowings	28	50,663	573
Deferred revenue	27	50	137
Salaries and social security payable	29	26,636	29,084
Benefit plans	30	578	729
Tax liabilities	32	4,639	4,102
Provisions	33	2,869	4,674
Total current liabilities		355,725	618,927
TOTAL LIABILITIES		1,069,993	1,103,844

TOTAL LIABILITIES AND EQUITY		1,508,804	1,495,182

The accompanying notes are an integral part of the Financial Statements.

5

2023 FINANCIAL STATEMENTS

edenor

Statement of Changes in Equity

for the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Share capital	Adjust- ment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive results	Accumula- ted (losses) profits	Total equity
Balance at December 31, 2020	875	340,329	31	7,412	4,609	(27,946)	23,621	390,734	-	(1,996)	(161,987)	575,682

Ordinary Shareholders’ Meeting held on April 27, 2021	-	-	-	-	-	-	-	(161,987)	-	-	161,987	-
Other Reserve Constitution - Share-based compensation plan	-	-	-	-	-	-	-	-	37	-	-	37
Payment of Other Reserve Constitution - Share-based compensation plan	-	56	-	(56)	37	-	-	-	(37)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	788	-	788
Loss for the year	-	-	-	-	-	-	-	-	-	-	(129,475)	(129,475)
Balance at December 31, 2021	875	340,385	31	7,356	4,646	(27,946)	23,621	228,747	-	(1,208)	(129,475)	447,032

Other Reserve Constitution - Share-based compensation plan	-	-	-	-	-	-	-	-	28	-	-	28
Payment of Other Reserve Constitution - Share-based compensation plan	-	34	-	(34)	28	-	-	-	(28)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	(1,324)	-	(1,324)
Loss for the year	-	-	-	-	-	-	-	-	-	-	(54,398)	(54,398)
Balance at December 31, 2022	875	340,419	31	7,322	4,674	(27,946)	23,621	228,747	-	(2,532)	(183,873)	391,338

Other Reserve Constitution - Share-based compensation plan (Note 24)	-	-	-	-	-	-	-	-	42	-	-	42
Payment of Other Reserve Constitution - Share-based compensation plan (Note 24)	-	34	-	(34)	42	-	-	-	(42)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	(940)	-	(940)
Income for the year	-	-	-	-	-	-	-	-	-	-	48,371	48,371
Balance at December 31, 2023	875	340,453	31	7,288	4,716	(27,946)	23,621	228,747	-	(3,472)	(135,502)	438,811

The accompanying notes are an integral part of the Financial Statements.

6

2023 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.23	12.31.22	12.31.21
Cash flows from operating activities
Income (Loss) for the year		48,371	(54,398)	(129,475)

Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation of property, plant and equipment	14	82,753	56,656	55,207
Depreciation of right-of-use assets	15	2,829	3,216	2,777
Loss on disposals of property, plant and equipment	14	889	1,084	1,510
Net accrued interest	12	318,507	272,679	162,928
Income from customer surcharges	11	(14,003)	(9,439)	(11,743)
Exchange difference	12	48,327	(4,604)	9,716
Income tax	31	133,809	46,187	94,840
Allowance for the impairment of trade and other receivables, net of recovery	10	6,662	6,847	11,902
Adjustment to present value of receivables	12	1,410	1,054	909
Provision for contingencies, net of recovery	33	9,718	13,719	14,263
Changes in fair value of financial assets and financial liabilities	12	(33,778)	(8,799)	(24,065)
Accrual of benefit plans	10	2,428	3,743	4,580
Recovery of provision for credit RDSA	12	-	-	(3,519)
Result from the cancelattion of Corporate Notes	12	-	1,132	(19)
Loss on debt restructuring	12	-	1,398	-
Income from non-reimbursable customer contributions	11	(157)	(192)	(283)
Other financial costs	12	15,327	14,271	6,418
Result from interest in joint ventures	7	10	17	(12)
Agreement on the Regularization of Obligations	2.c	(197,731)	(56,479)	-
Recovery of allowance for the impairment of trade receivables - Agreement on the Regularization of Obligations	2.c	-	(8,252)	-
Monetary gain (RECPAM)		(454,589)	(310,205)	(144,620)
Changes in operating assets and liabilities:
Increase in trade receivables		(29,798)	(21,578)	(16,305)
Increase in other receivables		(3,838)	(37,273)	(4,902)
Increase in inventories		(11,033)	(7,222)	(5,138)
Increase in deferred revenue		940	6,390	1,638
Increase in trade payables		110,373	192,586	110,626
Increase in salaries and social security payable		18,975	16,184	5,319
Decrease in benefit plans		(470)	(831)	(430)
Increase (Decrease) in tax liabilities		3,283	(1,454)	(11,927)
Increase (Decrease) in other payables		13,125	(4,145)	1,134
Decrease in provisions	33	(867)	(1,672)	(1,825)
Payment of income tax payable		-	(299)	-
Net cash flows generated by operating activities		71,472	110,321	129,504

7

2023 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2023, 2022 and 2021 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.23	12.31.22	12.31.21
Cash flows from investing activities
Payment of property, plants and equipments		(119,781)	(98,797)	(89,331)
Sale (Purchase) net of Mutual funds and negotiable instruments		40,720	(17,057)	(65,658)
Derivative financial instruments payments		-	(489)	-
Mutuum charges granted to third parties		-	-	31
Net cash flows used in investing activities		(79,061)	(116,343)	(154,958)

Cash flows from financing activities
Proceeds from borrowings	28	17,424	13,764	-
Payment of borrowings	28	(1,032)	(18,928)	-
Payment of lease liability		(6,461)	(3,647)	(3,192)
Payment of interests from borrowings	28	(1,857)	(2,790)	(5,428)
Payment of Corporate Notes issuance expenses	28	(736)	(1,759)	-
Cancelattion of Corporate Notes	28	-	(1,470)	(103)
Net cash flows generated by (used in) financing activities		7,338	(14,830)	(8,723)

Decrease in cash and cash equivalents		(251)	(20,852)	(34,177)

Cash and cash equivalents at the beginning of the year	21	5,076	19,242	39,926
Financial results in cash and cash equivalents		4,510	6,767	13,518
Result from exposure to inflation		(207)	(81)	(25)
Decrease in cash and cash equivalents		(251)	(20,852)	(34,177)
Cash and cash equivalents at the end of the year	21	9,128	5,076	19,242

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(3,847)	(6,774)	(9,240)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(4,166)	(2,840)	(3,270)

The accompanying notes are an integral part of the Financial Statements.

8

2023 FINANCIAL STATEMENTS NOTES

Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of Argentina, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentine Republic, whose shares are traded on Bolsas y Mercados Argentinos S.A. (ByMA) (Argentine Stock Exchange and Securities Market) and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

History and development of the Company

edenor was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of edenor at that time. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of edenor.

As a consequence of the share purchase and sale agreement entered into on December 28, 2020 between Pampa Energía S.A. and Empresa de Energía del Cono Sur S.A., all the Class A shares, representing 51% of the Company’s share capital and votes were transferred to the latter. That transaction was approved by means of ENRE Resolution No. 207/2021 dated June 24, 2021. Therefore, Empresa de Energía del Cono Sur S.A. is the parent company of edenor.

The Company’s economic and financial situation

As of December 31, 2023, the Company shows a notable improvement in its economic performance, as a consequence of the positive trend towards the sector’s normalization -closely related to the electricity rate increases of the first six-month period-, the Agreements on the Regularization of Payment Obligations entered into with CAMMESA, and the prospect that the electricity rates will be periodically adjusted and subsidies will be reduced in the short term.

In particular, the recent electricity rate adjustments of February 2023 implied an increase in the CPD of 107.8% for the month of April and 73.7% for the month of June, which resulted in an improvement in the Company’s gross profit for the current fiscal year. Despite the fact that this trend did not continue until the end of the fiscal year, and that the subsequent changes made to the values of the Company’s electricity rate schedules implied only the passing through of the seasonal prices, the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made, complying with the investment targets for fiscal year 2023.

Furthermore, by means of Executive Order No. 55/2023, the new Administration provided for the emergency of the National Energy Sector until December 31, 2024. In line with that, ENRE Resolution No. 102/2024 approved the values of the Company’s electricity rate schedule as from February 16, 2024, which implies the granting of a 319.2% increase in the CPD and monthly adjustments from May 2024, making it possible to restore the Company’s electricity rate situation and its economic and financial equation, ensuring the economic self-sufficiency of the electricity system for a foreseeable future (Note 2.b).

9

2023 FINANCIAL STATEMENTS NOTES

In this regard, the Company has begun to regularize the debt with CAMMESA for energy purchased in the MEM, as from the maturities taking place from March 2020 until February 2023, by means of the implementation of two payment plans of 96 monthly installments, pursuant to the Agreements on the Regularization of Payment Obligations signed by and between the Company and CAMMESA (Note 2.c). It is worth mentioning that the Company postponed once again the payments for energy purchased as from the maturity taking place in September 2023, situation which, by virtue of the aforementioned ENRE Resolution No. 102/2024, the Company expects to regularize.

Additionally, the Executive Power issued Executive Order No. 70/2023, which provided for the economic, financial, fiscal, pension, tariff, healthcare, social and administrative emergency until December 31, 2025, together with other measures of a deregulatory nature for the economy as a whole, with the aim, as stated, of achieving fiscal balance. Furthermore, supplementing the aforementioned Executive Order, the bill entitled “Law of bases and starting points for the freedom of the Argentine people”, which included a comprehensive package of measures and provided, among other issues, for changes in energy-related regulations and the creation of a new regulatory entity, was introduced to Congress. Due to the fact that the aforementioned bill was rejected by a majority of lawmakers, the Executive Power decided that the bill, as it had been introduced to Congress to be dealt with in the extraordinary legislative sessions, would not be discussed again.

The context of volatility and uncertainty continues at the date of issuance of these financial statements. The reforms proposed by the new administration have begun, as mentioned in the preceding paragraph, to be discussed in the legislature. At this point in time it is not possible to predict the outcome of such discussions or if new measures will be announced. The Company’s Management permanently monitors the development of the variables that affect its business, in order to define its course of action and identify the potential impacts on its financial and cash position.

The Company’s financial statements must be read in the light of these circumstances.

Notwithstanding the above-described situation, it is worth pointing out that even though in the last few fiscal years the Company recorded negative working capital, as a consequence of the insufficient adjustments of the electricity rate over the last few years, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In this regard, the Company is optimistic that the new electricity rates will result in the Company’s operating once again under a regulatory framework with clear and precise rules, which will make it possible to meet the costs associated with the provision of the service, as well as the need for additional investments to satisfy the demand, in order to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability. Therefore, these financial statements have been prepared using the ongoing concern basis of accounting.

Note	2 | Regulatory framework

a)	Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods. At the end of each management period, the Class “A” shares representing 51% of edenor‘s share capital, currently held by Empresa de Energía del Cono Sur S.A., must be offered for sale through a public bidding. If the latter makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Empresa de Energía del Cono Sur S.A. is not the highest bidder, then the bidder who makes the highest bid shall pay Empresa de Energía del Cono Sur S.A. the amount of the bid in accordance with the conditions of the public bidding. The proceeds from the sale of the Class “A” shares will be delivered to Empresa de Energía del Cono Sur S.A. after deducting any amounts receivable to which the Grantor of the concession may be entitled.

10

2023 FINANCIAL STATEMENTS NOTES

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all the customers who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession. No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

The Company is subject to the terms and conditions of its Concession Agreement and the provisions of the Regulatory Framework comprised of Federal Laws Nos. 14,772, 15,336 and 24,065, Executive Order No. 714/92 of the PEN, resolutions and regulatory and supplementary regulations issued by the authorities responsible for this matter, with the Company being responsible for the provision of the public service of electricity distribution and sale with a satisfactory quality level, complying for such purpose with the requirements set forth in both the aforementioned agreement and the Regulatory Framework.

Failure to comply with the established guidelines will result in the application of penalties, based on the economic damage suffered by the customer when the service is provided in an unsatisfactory manner, the amounts of which will be determined in accordance with the methodology stipulated in the above-mentioned agreement. The ENRE is the authority in charge of controlling strict compliance with the pre-established guidelines.

b)	Electricity rate situation

On December 16, 2023, the Federal Government, by means of Executive Order No. 55/2023, declares the emergency of the National Energy Sector -including the electricity distribution segment- until December 31, 2024, and provides for the following:

o	The implementation by the SE of a program of necessary and indispensable measures in order to establish the mechanisms for setting prices under conditions of competition and free access, maintain, in real terms, income levels and cover investment needs to ensure the continuous provision of the public services of electricity transmission and distribution under appropriate technical and economic conditions, both for the providers and all user categories.
o	The commencement of the RT for the providers of the public services of electricity transmission and distribution under federal jurisdiction, with the proviso that the resulting electricity rate schedules shall come into effect not later than December 31, 2024.
o	The intervention of the ENRE from January 1, 2024 until the appointment of the members comprising the Board of Directors.
o	The implementation of mechanisms allowing for citizen participation in the transitional rate adjustment process.

Furthermore, on January 2, 2024, by means of Resolution No. 2/2024, the ENRE called a Public Hearing for January 26, 2024, to make known and listen to opinions on the transitional electricity rate system of the distribution companies in charge of the public service of electricity.

In the above-mentioned Hearing, the Company’s presentation focused on the following:

-	The importance of its customer service role, as it is the link that attends and provides the service to users.
-	The fact that it acts as a collecting agent, but only 29% of the bill it “collects” constitutes real income, with the remaining percentage going to the other MEM participants and to the Federal Government through taxes.
-	The insufficient adjustment of the electricity rate, which has once again led to the Company’s not having the necessary funds to pay its debts for energy purchased.
-	The commencement of a process for the offsetting of the regulatory assets (receivables from non-compliance with the RT), and the consideration of the debt with CAMMESA resulting from the insufficient adjustment of the electricity rate.

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2023 FINANCIAL STATEMENTS NOTES

Finally, on February 15, 2024, by means of Resolution No. 102/2024, the ENRE approved the values of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on the date of publication of the aforementioned resolution in the Official Gazette, which was February 16, 2024.

In view of the National Energy Sector emergency declared by Executive Order No. 55/2023 and the Public Hearing held on January 26, 2024, the approval of ENRE Resolution No. 102/2024 implies the readjustment of the Company’s electricity rate through the granting of a 319.2% increase in the CPD, with the aim of reducing the Federal Government’s transfers to the electricity sector and promoting a sustainable economic balance. The “correction” of electricity rates is essential for restoring relative prices in the economy, ensuring the economic self-sufficiency of the electricity system and laying the foundations to promote private investment.

With regard to the foregoing, it is provided that the electricity rate set in the aforementioned resolution will be temporarily in effect for a term of one year and will be adjusted on a monthly basis as from May 2024, so as to maintain its real value, by means of an adjustment mechanism of the CPD that will take into consideration the Consumer Price Index (CPI), the Wholesale Price Index (WPI), and the Salary Variation Index prepared by the INDEC.

The following resolutions were issued by the SE and the ENRE, in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from
SE No. 323/2023	April 29, 2023	Seasonal reference prices (1)	May 1
ENRE No. 399/2023	May 4, 2023	Electricity rate schedules	May 1
ENRE No. 423/2023	May 31, 2023	Electricity rate schedules	June 1
SE No. 612/2023	July 25, 2023	Seasonal reference prices	August 1
ENRE No. 574/2023	August 1, 2023	Electricity rate schedules	August 1
SE No. 884/2023	October 31, 2023	Seasonal reference prices (2)	November 1
ENRE No. 784/2023	November 2, 2023	Electricity rate schedules	November 1
SE No. 7/2024	February 2, 2024	Seasonal reference prices	February 1
ENRE No. 102/2024	February 15, 2024	Electricity rate schedules	February 16

(1)	It approves the Winter Seasonal Programming for the MEM submitted by CAMMESA, relating to the May 1, 2023-October 31, 2023 period.
(2)	It approves the Summer Seasonal Programming for the MEM submitted by CAMMESA, relating to the November 1, 2023-April 30, 2024 period.

c) Memorandum of Agreement on Regularization of Payment Obligations – Debt for the purchase of energy in the MEM

With regard to the Memorandum of Agreement entered into on December 29, 2022 by the Company, the Federal Government and the ENRE, of which CAMMESA was notified, concerning the Regularization of Payment Obligations for the periods between September 30, 2020 and August 31, 2022 (Note 2.c to the Financial Statements as of December 31, 2022), on July 27, 2023, the SE instructed CAMMESA to define the Payment plan in accordance with the methodologies set forth therein. In this regard, on July 31, 2023, CAMMESA agreed to the payment plan by means of Note B-168538-1. The Company has recognized that it owes a sum of $ 32,985, which adjusted in accordance with the established procedures amounts to $ 52,276.

Pursuant to Article Six of the Memorandum of Agreement, the payment of all the obligations when due has as a condition precedent that the ENRE grant an increase in the VAD, which also implies the approval of the payment schedule, independently of the readjustment of the electricity rate.

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2023 FINANCIAL STATEMENTS NOTES

Furthermore, on July 28, 2023, the Company and CAMMESA entered into an Agreement on the Regularization of Payment Obligations for the periods between September 1, 2022 and February 28, 2023 (SE Resolutions Nos. 56 and 555/2023), pursuant to which the Company recognizes that it owes CAMMESA a sum of $ 26,388, which adjusted in accordance with the procedure set forth in SE Resolution No. 56/2023 amounts to $ 42,391, for the past due periods from September 2022 through February 2023. The Company agrees to pay the aforementioned debt through a new Payment plan in 96 installments, with the value of each monthly installment being adjusted in accordance with the development of the MWh value in effect at each time.

As of December 31, 2023 and 2022, the impact of the aforementioned agreements -those signed on December 29, 2022 and on July 28, 2023, and the one signed on December 29, 2022 (the part relating to the credits recognized by CAMMESA)-, amounts to $ 197,731 and $ 56,479, respectively, and is disclosed in the Agreement on the Regularization of Payment Obligations line item of the Statement of Comprehensive Income (Loss). The Payment plan liability, including both financial components accrued and payments made, amounts to $ 121,224, and is disclosed in the Other payables account of the Statement of Financial Position.

At the date of issuance of these financial statements, the Company has delivered post-dated checks for $ 5,022 to pay the first ten installments with maturities from August 2023 through January 2024.

Furthermore, based on the provisions of Article Six of the Memorandum of Agreement and taking into consideration that the ENRE had not granted an increase in the VAD, the Company was forced to partially suspend the payment of its current obligations. Due to that situation, the SE, in the event of a communication from CAMMESA, and after having demanded that the Company regularize its payment obligations, could at its sole discretion provide that the Memorandum of Agreement or any part thereof be terminated. The Company believes that the likelihood of this situation occurring is remote due to the ongoing negotiations.

d)   Agreement on Recognition of Consumption in Vulnerable Neighborhoods

On August 30, 2022, the Company, the Federal Government and the PBA, entered into an Agreement to Renew the Agreement on the Recognition of Electricity Consumption in Vulnerable Neighborhoods (Framework agreement).

-	Electricity consumption from August through December 2020: the ENRE validated receivables for $ 1,115, which the Company recognized as the ENRE certified compliance with the degree of completion of the works of the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network, as stipulated in the Agreement described in Note 2.d to the Financial Statements as of December 31, 2022.

-	Electricity consumption from January through December 2021: the Company opted to offset it against the debts incurred for the purchase of energy from CAMMESA (Note 2.d to the Financial Statements as of December 31, 2022). On March 21, 2023, the Federal Government’s portion had been effectively settled in accordance with CAMMESA’s statement of accounts, with the relevant adjustments having been recognized.

-	Electricity consumption from January through December 2022: the Federal Government must make a contribution of $ 1,436, and the PBA a contribution of $ 553, which total a receivable in favor of the Company of $ 1,989 that has been recognized along with the receivable mentioned in the preceding paragraph. In this regard, the PBA’s contribution will be made in six monthly installments, the first four of which have been already collected by the Company.

-	Electricity consumption from January through September 2023: on October 19, 2023, the ENRE validated receivables for $1,431 and $ 1,056, which must be contributed by the Federal Government and the PBA, respectively. The PBA’s contribution is pending collection.

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2023 FINANCIAL STATEMENTS NOTES

At the date of issuance of these financial statements, the Company has recognized for the described concepts a total of $ 5,986, which is disclosed in the Other operating income line item of the Statement of Comprehensive Income (Loss).

e)	Agreement on the Regularization of Obligations – Transfer of jurisdiction and offsetting of receivables and payables

On May 10, 2019, edenor, Edesur S.A. and the SE entered into the Agreement on the Regularization of Obligations for the Transfer of Concession Holders to the Local Jurisdictions, whereby, prior to the transfer of the respective concessions to the jurisdictions of the PBA and the CABA, respectively, (i) the existing debts and credits are mutually offset; (ii) a term and modality of payment of the fines payable to users and the Government are agreed-upon, in three and five years, respectively; (iii) settlement of the fines payable to the Government is allowed to be made through investments in specific works to improve the service; and (iv) it is agreed that any legal actions against the Federal Government for damages caused by the freeze on rates since 2017 will be abandoned. The effects of this agreement were recognized in the Company’s financial statements as of December 31, 2019.

On January 19, 2021, the Federal Government, the PBA and the CABA entered into a new Agreement according to which the Federal Government retains the capacity as grantor of the concession in connection with the concession agreements (Executive Order No. 292/2021 and SE Resolution No. 16/2021).

On September 21, 2021, the National Ministry of Economy issued ME Resolution No. 590/2021 declaring the Agreement contrary to the public interest, thus paving the way for the filing of a legal action to declare it null and void. It also provided for the suspension of the administrative procedures relating to the fulfilment of the obligations arising from such Agreement.

Without prejudice to the foregoing, at the date of issuance of these financial statements, the Company has not been served notice of the filing of any legal action in order for the Agreement or the acts resulting therefrom to be declared null and void. The administrative act in question has not provided for the suspension of the legal effects of said Agreement, which is, therefore, in full force and effect. Against this resolution, the Company has filed an appeal (recurso jerárquico) to the Office of the Head of the Cabinet of Ministers (higher administrative authority) and a motion for clarification with the Ministry of Economy, which was granted and answered by ME Resolution No. 656/2021, notified on October 20, 2021, whereby said Ministry confirms that such Agreement has not been suspended.

Finally, on August 22, 2022, by means of ENRE Resolution No. 292/2022, it is provided that all the proceedings be provisionally terminated because the docket shows no activity as a result of ME Resolutions Nos. 590 and 656/2021, and that the provisions of such resolutions shall be in effect until notice of the final judgements on the related proceedings is given to the ENRE by any reliable means, situation which remains unchanged at the date of issuance of these financial statements.

f)	Penalties

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2023 and 2022, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, relating to the control periods elapsed as of those dates, following the criteria and estimates available, which may differ from the actual ones.

Furthermore, ENRE Resolution No. 63/17, as amended and supplemented, has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017–2023 period.

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2023 FINANCIAL STATEMENTS NOTES

In accordance with the provisions of Sub-Appendix XVI to the referred to Resolution, the Company is required to submit in a term of sixty calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within ten business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Federal Government, equivalent to twice the value that should have been recorded. The referred to Sub-Appendix provides for a similar treatment for the analysis of product quality and commercial service quality. With regard to Public Safety, a penalty is imposed on the existence of facilities that due to their condition pose a risk to public safety; to define them ENRE Resolution No. 421/11 provided a list of those situations to be regarded as anomalous.

The penalty system provides that penalties are updated in accordance with the variation of the Distributor’s CPD or by the energy tariff average price, as the case may be. Furthermore, whom the penalty amounts will be payable/credited to varies between the affected users, total active users or the administration, depending on each case and as defined by the regulator.

By means of Resolution No. 15/2021, the ENRE approved the new methodology for crediting and distributing the penalties payable to all the Active Users and the modality of crediting penalties to the Solidarity Account for Users in Vulnerable Situations, as well as the manner in which edenor must produce that information and send it to the ENRE

Furthermore, there exist certain penalties related to the quality of the information and the quality of the technical service, the penalty procedure of which is being challenged by the Company due to the fact that it applies retroactively to time-barred periods and has calculation defects in relation to the applicable regulations.

The effects of the resolutions detailed in this note have been quantified by the Company and recognized as of December 31, 2023 and 2022, which does not imply the Company’s consent to the applied criteria.

g)	Restriction on the transfer of the Company’s common shares

The Bylaws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within ninety days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the Bylaws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Business Organizations Law, (ii) the Concession Agreement and (iii) the Bylaws.

In addition, the Class “A” shares will be pledged during the entire term of the concession as collateral to secure the performance of the obligations assumed under the Concession Agreement.

In connection with the issuance of Corporate Notes, during the term thereof, Empresa de Energía del Cono Sur S.A. is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares, otherwise the maturity of principal of the corporate notes could be accelerated.

Note	3 | Basis of preparation

The financial statements for the year ended December 31, 2023 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, which have been adopted and incorporated by the CNV. The financial statements were approved for issue by the Company’s Board of Directors on March 8, 2024.

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2023 FINANCIAL STATEMENTS NOTES

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

Comparative information

The balances as of December 31, 2022, disclosed in these financial statements for comparative purposes, arise as a result of restating the financial statements as of that date to the purchasing power of the currency at December 31, 2023. This, as a consequence of the retrospective adjustment of the financial information described hereunder. Furthermore, certain amounts of the financial statements presented on a comparative basis have been reclassified in order to maintain consistency of presentation with the amounts of the reporting year.

Restatement of financial information

The financial statements as of December 31, 2023, including the figures relating to the previous year, have been stated in terms of the measuring unit current at December 31, 2023, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”. As a result thereof, the financial statements are stated in terms of the measuring unit current at the end of the reporting year.

The inflation rate applied for the fiscal year commenced January 1, 2023 and ended December 31, 2023, based on that indicated in the preceding paragraph, was 211.4%.

According to IAS 29, the restatement of financial statements is necessary when the functional currency of an entity is that of a hyperinflationary economy. To define a state of hyperinflation, IAS 29 provides a set of guidelines, including but not limited to the following, which consist of (i) analyzing the behavior of population, prices, interest rates and wages faced with the development of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative feature, which, in practice, is the mostly considered condition, verifying whether the cumulative inflation rate over three years approaches or exceeds 100%.

Consequently, the Argentine economy should be regarded as highly inflationary as from July 1, 2018. The standard states that the adjustment will be resumed from the date on which it was last made, February 2003. Moreover, on July 24, 2018, the FACPCE issued a communication confirming that which has been previously mentioned. Additionally, it should be taken into account that on December 4, 2018 the Official Gazette published Law No. 27,468 pursuant to which the provisions of Executive Order No. 664/2003 of the PEN, which did not allow for the filing of inflation-adjusted financial statements, are no longer in effect. This regulation states that the provisions of section 62 of Business Organizations Law No. 19,550 -preparation of financial statements to reflect the effects of inflation- will continue to apply, thus reinstating the adjustment for inflation. On December 28, 2018, the CNV, reaffirming the provisions of Law No. 27,468, published Resolution No. 777/18 stating that issuing companies shall apply the restatement method of financial statements to reflect the effects of inflation in conformity with IAS 29.

In order to not only assess the aforementioned quantitative condition but also restate the financial statements, the CNV has stated that the series of indexes to be used for the application of IAS 29 is that determined by the FACPCE. That series of indexes combines the CPI published by the INDEC from January 2017 (base month: December 2016) with the WPI published by the INDEC through that date, computing for the months of November and December 2015 -in respect of which there is no available information from the INDEC on the development of the WPI-, the variation recorded in the CPI of the City of Buenos Aires.

Taking into consideration the above-mentioned index, in the fiscal years ended December 31, 2023, 2022, 2021, 2020 and 2019, the inflation rate amounted to 211.4%, 94.8%, 50.9%, 36.1% and 53.8%, respectively.

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2023 FINANCIAL STATEMENTS NOTES

The effects of the application of IAS 29 are summarized below:

Restatement of the Statement of Financial Position

(i)	Monetary items (those with a fixed nominal value in local currency) are not restated inasmuch as they are already expressed in terms of the measuring unit current at the closing date of the reporting year.

(ii)	Non-monetary items carried at historical cost or at the current value of a date prior to the end of the reporting year are restated using coefficients that reflect the variation recorded in the general level of prices from the date of acquisition or revaluation to the closing date of the reporting year. Depreciation charges of property, plant and equipment and amortization charges of intangible assets recognized in profit or loss for the year, as well as any other consumption of non-monetary assets will be determined on the basis of the new restated amounts.

(iii)	The restatement of non-monetary assets in terms of the measuring unit current at the end of the reporting year without an equivalent adjustment for tax purposes, gives rise to a taxable temporary difference and to the recognition of a deferred tax liability, whose contra-account is recognized.

Restatement of the Statement of Comprehensive Income

(i)	Income and expenses are restated from the date when they were recorded, except for those profit or loss items that reflect or include in their determination the consumption of assets carried at the purchasing power of the currency as of a date prior to the recording of the consumption, which are restated based on the date when the asset to which the item is related originated (for example, depreciation, impairment and other consumptions of assets valued at historical cost).

(ii)	The net gain from the maintenance of monetary assets and liabilities is presented in a line item separately from the profit or loss for the year, called RECPAM.

Restatement of the Statement of Changes in Equity

(i)	The components of equity, except for reserved earnings and unappropriated retained earnings, have been restated from the dates on which they were contributed, or on which they were otherwise set up.

(ii)	The restated unappropriated retained earnings were determined by the difference between net assets restated at the date of transition and the other components of opening equity expressed as indicated in the preceding headings.

(iii)	After the restatement at the date indicated in (i) above, all components of equity are restated by applying the general price index from the beginning of the year, and each variation of those components is restated from the date of contribution or the date on which it otherwise arose.

Restatement of the Statement of Cash Flows

IAS 29 requires all the items of this Statement to be restated in terms of the measuring unit current at the closing date of the reporting year.

The monetary gain or loss generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and end of the year.

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2023 FINANCIAL STATEMENTS NOTES

Note	4 | Accounting policies

The main accounting policies used in the preparation of these financial statements are detailed below.

Note	4.1 | New accounting standards, amendments and interpretations issued by the IASB, that are effective as of December 31, 2023 and have been adopted by the Company

The Company has first applied the following standards and/or amendments as from January 1, 2023:

- IFRS 17 “Insurance contracts”, issued in May 2017 and amended in June 2020 and December 2021. It replaces IFRS 4, introduced as an interim standard in 2004, which allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation, and disclosure of insurance contracts.

- IAS 1 “Presentation of financial statements”, amended in January and July 2020, February 2021 and October 2022. It incorporates the requirement that an entity disclose its material accounting policies rather than its significant accounting policies. It explains how an entity can identify a material accounting policy.

- IAS 8 “Accounting policies, changes in accounting estimates and errors”, amended in February 2021. It replaces the definition of accounting estimates. Under the new definition, accounting estimates are monetary amounts in the financial statements that are subject to measurement uncertainty.

- IAS 12 “Income tax”, amended in May 2021. It clarifies how an entity accounts for deferred tax on transactions such as leases and decommissioning obligations.

There are no new IFRS or IFRIC applicable as from this fiscal year that have a material impact on the Company’s financial statements.

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

- IAS 1 “Presentation of financial statements”, amended in January and July 2020, February 2021 and October 2022. It incorporates amendments to the classification of liabilities as current or non-current. The amendments apply to annual periods beginning as from January 1, 2024, with early adoption permitted. The application thereof will impact neither the Company’s results of operations nor its financial position.

- IFRS 16 “Leases”, amended in September 2022. It clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendments apply to annual periods beginning as from January 1, 2024.

- IFRS Sustainability Disclosure Standards, amended in June 2023. IFRS S1 sets out overall requirements in order for an entity to disclose information about its sustainability-related risks and opportunities that is useful to the users of general purpose financial reports in making decisions relating to providing resources to the entity. IFRS S2 sets out the requirements for identifying, measuring and disclosing information about climate-related risks and opportunities that is useful to the users of general purpose financial reports in making decisions relating to providing resources to the entity. The amendments apply to annual periods beginning as from January 1, 2024.

Note	4.2 | Property, plant and equipment

Property, plant and equipment, except for works in progress, is valued at acquisition cost restated to reflect the effects of inflation, net of accumulated depreciation and recognized impairment losses. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of engineering studies.

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2023 FINANCIAL STATEMENTS NOTES

Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.

In accordance with the Concession Agreement, the Company may not pledge the assets used in the provision of the public service nor grant any other security interest thereon in favor of third parties, without prejudice to the Company’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction as collateral for payment of the purchase and/or installation price.

The residual value and the remaining useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each fiscal year (reporting period).

Land is not depreciated.

Facilities in service: between 30 and 50 years

Furniture, tools and equipment: between 5 and 20 years

Construction in process is valued based on the degree of completion and is recorded at cost restated to reflect the effects of inflation less any impairment loss, if applicable. Cost includes expenses attributable to the construction, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment that necessarily takes a substantial period of time to get ready for its intended use. These assets begin to be depreciated when they are in economic conditions of use.

Gains and losses on the sale of property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the Statement of Comprehensive Income (Loss).

The Company considers three alternative probability-weighted scenarios and analyzes the recoverability of its long-lived assets as described in Critical accounting estimates and judgments.

The valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the higher of value in use and fair value less costs to sell at the end of the year (Note 6.c).

Note	4.3 | Interests in joint ventures

The main conceptual definitions are as follow:

i.	A joint arrangement takes place among two or more parties when they have joint control: joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

ii.	A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Such parties are called joint venturers.

iii.	A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators.

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2023 FINANCIAL STATEMENTS NOTES

The Company accounts for its investment in joint ventures in accordance with the equity method. Under this method, the interest is initially recognized at cost and subsequently adjusted by recognizing the Company’s share in the profit or loss obtained by the joint venture, after acquisition date. The Company recognizes in profit or loss its share of the joint venture’s profit or loss and in other comprehensive income its share of the joint venture’s other comprehensive income.

When the Company carries out transactions in the joint ventures, the unrealized gains and losses are eliminated in accordance with the percentage interest held by the Company in the jointly controlled entity.

The joint ventures’ accounting policies have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

Furthermore, taking into account that the interests in joint ventures are not regarded as significant balances, the disclosures required under IFRS 12 have not been made.

Note	4.4 | Revenue recognition

In accordance with IFRS 15 Revenue from Contracts with Customers, the Company has classified the most relevant contracts with customers as detailed herein below:

a.	Revenue from sales

The contracts with customers for the provision of the electricity distribution service and other services (Note 9) are recognized when all of the following conditions is met:

1.	Identification of the contracts with customers, where “contract” is understood to mean an agreement between two or more parties that creates enforceable rights and obligations.
2.	Identification of the performance obligations, which are understood to mean a promise in the contract with the customer to either transfer a good or provide a service.
3.	Determination of the transaction price, in reference to the amount of the consideration for satisfying each performance obligation.
4.	Allocation of the transaction price to each of the identified performance obligations, in accordance with the methods described in the standard.
5.	Recognition of revenue when the performance obligations identified in the contracts with customers are satisfied.

According to IFRS 15, revenue is recognized when the customer obtains control of the service or product, in this case the electricity supply. Furthermore, the incremental costs of obtaining the contracts with customers are recognized as an asset, if the Company expects to recover those costs.

Revenue from sales is measured at the fair value of the consideration collected or to be collected, taking into account the estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity supplied by the Company to low-income areas and shantytowns is recognized to the extent that a renewal of the Framework Agreement is formalized for the period in which the service was rendered (Note 2.d).

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, which has been valued on the basis of applicable electricity rates.

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transmission of electricity to other distribution companies, inasmuch as the services are provided on the basis of the price established in each contract. Revenue is not adjusted for the effect of the financing components as sales’ payments are not deferred over time, which is consistent with market practice.

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2023 FINANCIAL STATEMENTS NOTES

b.	Interest income

Interest income is disclosed separately from revenue from contracts with customers and has been recognized only to the extent that the related asset of the contract (or account receivable) has been recognized in the accounting for a contract with a customer. Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the Entity and the amount of the transaction can be measured reliably.

Interest income is recognized by applying the effective interest rate method. Interest income is recorded in the accounting on a time basis by reference to the principal amount outstanding and the applicable effective rate.

Note	4.5 | Effects of the changes in foreign currency exchange rates

a.   Functional and presentation currency

The information included in the financial statements is measured using the Company’s functional currency, which is the currency of the main economic environment in which the Entity operates. The financial statements are measured in pesos (legal currency in Argentina), restated to reflect the effects of inflation as indicated in Note 3, which is also the presentation currency.

b.   Transactions and balances

Foreign currency denominated transactions and balances are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, respectively. The gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the Statement of Comprehensive Income.

The foreign currency exchange rates used are the buying (bid price) and selling (offer price) rates for monetary assets and liabilities, respectively, and the specific exchange rate for foreign currency denominated transactions.

Note	4.6 | Trade and other receivables

a.	Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, along with revenue, when the Framework Agreement has been renewed for the period in which the service was provided and the Federal or the Provincial Government assumes responsibility for the payment of consumption.

b.	Other receivables

Other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of money. The Company records impairment allowances when there is objective evidence that it will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

Assigned and held-in-custody assets are measured in accordance with Note 4.8.

The subsidies received from the Government are recognized when the defined works plans are carried out.

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2023 FINANCIAL STATEMENTS NOTES

Note	4.7 | Inventories

The Company’s inventories are materials and supplies to be consumed in the service rendering process. Inventories are valued at acquisition cost restated to reflect the effects of inflation, less recognized impairment losses.

They are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered), and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the weighted average price (WAP) method.

The Company has classified inventories into current and non-current depending on the period of time in which they are expected to be used, whether for maintenance or capital expenditures. The non-current portion of inventories is disclosed in the “Property, plant and equipment” account.

The valuation of inventories, taken as a whole, does not exceed their recoverable value at the end of each fiscal year.

Note	4.8 | Financial assets

Note	4.8.1 | Classification

The Company classifies financial assets into the following categories: those measured at amortized cost and those subsequently measured at fair value. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two conditions described in the following paragraph must be met. All other financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

a.   Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

i.	The objective of the Company’s business model is to hold the assets to collect the contractual cash flows; and

ii.	The contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal.

b.   Financial assets at fair value

If any of the above-detailed conditions is not met, financial assets are measured at fair value through profit or loss.

All investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

Note	4.8.2 | Recognition and measurement

The regular way purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at fair value plus, in the case of financial assets that are not measured at fair value through profit or loss, transaction costs directly attributable to the acquisition of those financial assets.

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2023 FINANCIAL STATEMENTS NOTES

The gains or losses generated by investments in debt instruments that are subsequently measured at fair value and are not part of a hedging transaction are recognized in profit or loss. Those generated by investments in debt instruments that are subsequently measured at amortized cost and are not part of a hedging transaction are recognized in profit or loss when the financial asset is derecognized or impaired and by means of the amortization process using the effective interest rate method.

The Company subsequently measures all the investments in equity instruments at fair value. When it elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends arising from these investments are recognized in profit or loss to the extent that they represent a return on the investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

The expected losses, in accordance with calculated coefficients, are detailed in Note 6.a).

Note	4.8.3 | Impairment of financial assets

At the end of each annual reporting period, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably measured.

Impairment tests may include evidence that the debtors or group of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

In the case of financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the Statement of Comprehensive Income.

While cash, cash equivalents and financial assets measured at amortized cost are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Note	4.8.4 | Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the Statement of Financial Position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Note	4.9 | Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the relevant contract is signed. Subsequent to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2022, the economic impact of these transactions, which resulted in a loss of $ 539, is recorded in the “Other finance income (costs)” account of the Statement of Comprehensive Income (Loss).

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2023 FINANCIAL STATEMENTS NOTES

Note	4.10 | Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significant low risk of change in value.

i.	Cash and banks in local currency: at nominal value.

ii.	Cash and banks in foreign currency: at the exchange rate in effect at the end of the year.

iii.	Money market funds, which have been valued at the prevailing market price at the end of the year. Those that do not qualify as cash equivalents are disclosed in the Financial assets at fair value through profit or loss account.

Note	4.11 | Equity

Changes in this account have been accounted for in accordance with the relevant legal or statutory regulations and the decisions adopted by the shareholders’ meetings.

a.   Share capital

Share capital represents issued capital, which is comprised of the contributions committed and/or made by the shareholders, represented by shares, including outstanding shares at nominal value, restated to reflect the effects of inflation as indicated in Note 3.

b.   Treasury stock

The Treasury stock account represents the nominal value of the Company’s own shares acquired by the Company, restated to reflect the effects of inflation as indicated in Note 3.

c.   Other comprehensive income (loss)

Represents recognition, at the end of the year, of the actuarial gain (loss) associated with the Company’s employee benefit plans, restated to reflect the effects of inflation as indicated in Note 3.

d.   Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. Retained earnings, where applicable, are comprised of the amounts transferred from other comprehensive income and prior year adjustments due to the application of accounting standards, restated to reflect the effects of inflation as indicated in Note 3.

Pursuant to Section 27 Part I Chapter I of the CNV’s Regulations, the Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Unappropriated retained earnings account has a significant negative balance that requires the application, as appropriate, of sections 94 -sub-section 5-, 96 or 206 of the Business Organizations Law, or, quite to the contrary, a positive balance, must adopt an express resolution as to the allocation of such balance (taking into consideration for calculation purposes the fiscal year’s results as well as its retained earnings/accumulated deficit), whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company Shareholders’ Meetings have complied with the above-mentioned requirement.

CNV General Resolution No. 593/11 provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Unappropriated retained earnings account has a positive balance, must adopt an express resolution as to the allocation of such balance.

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2023 FINANCIAL STATEMENTS NOTES

Note	4.12 | Trade and other payables

a.	Trade payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are classified as current liabilities if payments fall due within one year or in a shorter period of time. Otherwise, they are classified as non-current liabilities.

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

b.	Customer deposits

Customer deposits are initially recognized at the amount received and subsequently measured at amortized cost using the effective interest rate method.

In accordance with the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

i.	When the power supply is requested and the customer is unable to provide evidence of his legal ownership of the premises;
ii.	When service has been suspended more than once in one-year period;
iii.	When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).
iv.	When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be paid either in cash or through the customer’s bill and accrue monthly interest at a specific rate of BNA for each customer category.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the customer’s account is credited with the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amount owed by the customer to the Company.

c.	Customer contributions

Refundable: The Company receives assets or facilities (or the cash necessary to acquire or build them) from certain customers for services to be provided, based on individual agreements and in the framework of ENRE Resolution No. 215/12 provisions. These contributions are initially recognized as trade payables at fair value with a contra-account in property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

d.	Other payables

The financial liabilities recorded in Other Payables and the advances for the execution of works are initially recognized at fair value and subsequently measured at amortized cost.

The recorded liabilities for penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.f), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the closing date of these financial statements.

The balances of ENRE Penalties and Discounts are updated in accordance with the regulatory framework applicable thereto and on the basis of the Company’s estimate of the outcome of the renegotiation process described in Note 2.f.

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2023 FINANCIAL STATEMENTS NOTES

Note	4.13 | Borrowings

Borrowings are initially recognized at fair value, less direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

Note	4.14 | Deferred revenue

Non-refundable customer contributions: The Company receives assets or facilities (or the cash necessary to acquire or build them) for services to be provided, based on individual agreements. The assets received are recognized by the Company as property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

•	Customer connection to the grid: revenue is accrued until such connection is completed;

•	Continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

Government grants: The Company receives transfers of resources in return for past or future compliance with certain conditions related to the entity’s operating activities. The grants related to assets are recognized as deferred income items and amortized on a systematic basis over the useful life of the relating asset.

Note	4.15 | Employee benefits

•   Benefit plans

The Company operates several benefit plans. Usually, benefit plans establish the amount of the benefit an employee will receive at the time of his/her retirement, generally based on one or more factors such as age, years of service and salary.

The liability recognized in the Statement of Financial Position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the year, together with the adjustments for past service costs and actuarial gains or losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected unit credit method. The present value of the benefit plan obligation is determined by discounting the estimated future cash outflows using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. The benefit plans are not funded.

The Company’s accounting policy for benefit plans is as follow:

a.	Service costs are immediately recorded in profit or loss, unless the changes to the benefit plan are conditional on the employees’ remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

b.	Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in “Other comprehensive income” in the year in which they arise.

•	The Company’s Share-based Compensation Plan

The Company had a share-based compensation plan under which it received services from some employees in exchange for the Company’s shares. The fair value of the services received is recognized as an operating expense in the “Salaries and social security taxes” line item. The total amount of the referred to expense is determined by reference to the fair value of the shares granted.

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2023 FINANCIAL STATEMENTS NOTES

When the employees provide the services before the shares are granted, the fair value at the grant date is estimated in order to recognize the relevant result.

Furthermore, taking into account that share-based payments are not considered significant balances, the disclosures required under IFRS 2 have not been made.

Note	4.16 | Income tax

The income tax is recognized in profit or loss, other comprehensive income or in equity depending on the items from which it originates.

The Company determines the income tax payable by applying the effective 35% rate, resulting from the application of the tax scale in effect, to the estimated taxable profit.

By means of Law No. 27,630, a change was introduced in the corporate income tax rate, applicable to fiscal years beginning from January 1, 2021. The tax is determined according to the following scale:

Accumulated net taxable income		Amount to be paid $	Plus %	On the amount exceeding $
From more than $	To $
$ 0	$ 5	$ 0	25%	$ 0
$ 5	$ 50	$ 1.25	30%	$ 5
$ 50	onwards	$ 14.75	35%	$ 50

The amounts of the detailed scale will be adjusted annually, beginning January 1, 2022, taking into consideration the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Census (INDEC).

Additionally, the deferred tax is recognized, in accordance with the liability method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the Statement of Financial Position. However, no deferred tax liability is recognized if such difference arises from the initial recognition of goodwill, or from the initial recognition of an asset or liability other than in a business combination, which at the time of the transaction affected neither the accounting nor the taxable profit.

The deferred tax is determined using the effective rate resulting from the application of the tax scale in effect at the closing date of the financial statements and which is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity. Deferred tax assets and liabilities are stated at their undiscounted nominal value.

Moreover, in accordance with the provisions of Law No. 27,430, the Company has applied the tax inflation adjustment set forth in Title VI of the Income Tax Law, effective for fiscal years beginning as from January 1, 2018, albeit with a limited scope of application for certain accounts.

The tax inflation adjustment for the first, second and third fiscal year was applicable as from its effective date in the year 2018, if the CPI cumulative variation, calculated from the beginning to the end of each year, exceeded fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for fiscal years 2018, 2019 and 2020, respectively. Although as of December 31, 2018, the CPI cumulative variation did not exceed the 55% threshold for the application of the tax inflation adjustment in that first fiscal year, as of December 31, 2020 and 2019, the CPI cumulative variations for the 12 months of each year had amounted to 36.13% and 53.77%, respectively, which exceeded the 15% and 30% thresholds fixed for the third and second transition years of the tax inflation adjustment, and, therefore, the Company recognized the effect of the tax inflation adjustment in the calculation of the current and deferred income tax provision in those fiscal years.

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2023 FINANCIAL STATEMENTS NOTES

As from fiscal years ended in December 2021, fourth fiscal year since the implementation of the tax inflation adjustment, the threshold for its application is that the cumulative variation of the aforementioned index for the thirty-six months prior to the closing date of the relevant fiscal year be greater than 100%. Furthermore, unlike fiscal years 2019 and 2020, for fiscal year 2021, such adjustment was no longer to be applied with deferrals (over six fiscal years) but rather computed in full in the tax balance sheet for that period.

Furthermore, in accordance with the provisions of Law 27,701 on the 2023 Budget, the deferral in thirds (over three fiscal years) of the tax inflation adjustment is to be retroactively applied to the first and second fiscal years beginning as from January 1, 2022. Such deferral applies to those taxpayers whose investments in the purchase, construction, manufacturing, processing or definitive importation of fixed assets (except for automobiles), during each of the two fiscal periods immediately following the period of the initial one-third computation, are greater than or equal to $ 30,000. Failure to comply with this requirement will result in the loss of the benefit. The Company recognized the effects of the deferral of the tax inflation adjustment in the calculation of the current and deferred income tax provision.

Note	4.17 | Right-of-use assets

A right-of-use asset and a lease liability are recognized for lease contracts from the date on which the leased asset is available for use, at the present value of the payments to be made over the term of the contract, using the discount rate implicit in the lease contract, if it can be determined, or the Company’s incremental borrowing rate.

Subsequent to their initial measurement, leases will be measured at cost less accumulated depreciation, impairment losses, and any adjustment resulting from a new measurement of the lease liability.

Note	4.18 | Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

The amount recognized as provisions is the best estimate of the expenditure required to settle the present obligation at the end of the reporting year, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

The provisions included in liabilities have been recorded to face contingent situations that could result in future payment obligations. To estimate the amount of provisions and the likelihood of an outflow of resources, the opinion of the Company’s legal advisors has been taken into account.

Note	4.19 | Balances with related parties

Receivables and payables with related parties are recognized at amortized cost in accordance with the terms agreed upon by the parties involved.

Note	4.20 | Classification of assets and liabilities into current and non-current

Assets and liabilities are presented as current and non-current in the Statement of Financial Position.

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2023 FINANCIAL STATEMENTS NOTES

An asset is classified as current when the Company:

-	expects to realize the asset or intends to sell or consume it in its normal operating cycle;
-	holds the asset primarily for the purpose of trading;
-	expects to realize the asset within twelve months after the reporting year; or
-	the asset is cash or a cash equivalent unless the asset is restricted and cannot be exchanged or used for the settlement of a liability for at least twelve months after the closing of the reporting year.

All other assets are classified as non-current.

A liability is classified as current when the Company:

-	expects to settle the liability in its normal operating cycle;
-	the liability is due to be settled within twelve months after the closing date of the reporting year; or
-	does not have an unconditional right to defer settlement of the liability for at least twelve months after the closing date of the reporting year.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current assets or liabilities as appropriate.

Note	5 | Financial risk management

Nota	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

The management of the financial risk is part of the Company’s overall policies, which focus on the unpredictability of the financial markets and seek to minimize potential adverse effects on its financial performance. Financial risks are the risks derived from the financial instruments to which the Company is exposed during or at the end of each year. The Company uses derivative instruments to hedge exposure to certain risks whenever it deems appropriate in accordance with its internal risk management policy.

Risk management is controlled by the Finance and Control Division, which identifies, evaluates and hedges financial risks. Risk management policies and systems are periodically reviewed so that they can reflect the changes in the market’s conditions and the Company’s activities.

This section includes a description of the main risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial position.

a.	Market risks

i.	Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial debt is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk by trying to enter into currency futures. At the date of issuance of these financial statements, the Company has not hedged its exposure to the US dollar.

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2023 FINANCIAL STATEMENTS NOTES

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations.

As of December 31, 2023 and 2022, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.23	Total 12.31.22

ASSETS
CURRENT ASSETS
Other receivables	USD	26.3	805.450	21,183	10,635
Financial assets at fair value through profit or loss	USD	51.1	805.450	41,158	45,024
Cash and cash equivalents	USD	0.2	805.450	161	109
TOTAL CURRENT ASSETS				62,502	55,768
TOTAL ASSETS				62,502	55,768

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	54.9	808.450	44,345	45,268
TOTAL NON-CURRENT LIABILITIES				44,345	45,268
CURRENT LIABILITIES
Trade payables	USD	22.9	808.450	18,514	9,768
	EUR	0.6	894.712	537	118
	CHF	0.3	963.121	289	-
Borrowings	USD	62.3	808.450	50,379	573
	CNY	2.5	113.910	284	-
Other payables	USD	1.4	808.450	1,129	710
TOTAL CURRENT LIABILITIES				71,132	11,169
TOTAL LIABILITIES				115,477	56,437

(1)	The exchange rates used are the BNA exchange rates in effect as of December 31, 2023 for US Dollars (USD), Euros (EUR), Swiss francs (CHF) and Chinese yuans (CNY).

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.23	12.31.22
Net position
US dollar	(51,865)	(551)
Chinese Yuan	(284)	-
Euro	(537)	(118)
Swiss franc	(289)	-
Total	(52,975)	(669)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all other variables held constant, would give rise to the following decrease in the profit (loss) for the year:

	12.31.23	12.31.22
Net position
US dollar	(5,187)	(55)
Chinese Yuan	(28)	-
Euro	(54)	(12)
Swiss franc	(29)	-
Decrease in the results of operations for the year	(5,298)	(67)

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2023 FINANCIAL STATEMENTS NOTES

ii.	Price risk

The Company’s investments in listed equity instruments are susceptible to market price risk arising from the uncertainties concerning the future value of these instruments. Due to the low significance of the investments in equity instruments in relation to the net asset/liability position, the Company is not significantly exposed to the referred to instruments price risk.

Furthermore, the Company is not exposed to commodity price risk.

iii.	Interest rate risk

It is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is related mainly to the long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2023 and 2022, except for the Payment plan with CAMMESA that is disclosed in the Other payables account (Note 2.c and 26), 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

The Company analyzes its exposure to interest rate risk in a dynamic manner. Several scenarios are simulated taking into account the positions with respect to refinancing, renewal of current positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on profit or loss of a specific change in interest rates. In each simulation, the same interest rate fluctuation is used for all the currencies. Scenarios are only simulated for liabilities that represent the most relevant interest-bearing positions.

b.	Credit risk

It is the risk of a financial loss as a consequence of a counterparty’s failure to comply with the obligations assumed in a financial instrument or commercial contract. The Company’s exposure to credit risk results from its operating (particularly from its commercial receivables) and financial activities, including deposits in financial entities and other instruments.

Credit risk arises from cash and cash equivalents, deposits with banks and financial entities and derivative financial instruments, as well as from credit exposure to customers, including outstanding balances of accounts receivable and committed transactions.

With regard to banks and financial entities, only those with high credit quality are accepted.

With regard to debtors, if there are no independent credit risk ratings, the Finance Department evaluates the debtors’ credit quality, past experience and other factors.

Individual credit limits are set in accordance with the limits set by the Company’s CEO, on the basis of the internal or external ratings approved by the Finance and Control Division.

The Company has different procedures in place to reduce energy losses and allow for the collection of the balances owed by its customers. The Operations and Customer Service Divisions periodically monitor compliance with the above-mentioned procedures.

One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which the Company applies different offsetting mechanisms against municipal taxes it collects in the name and to the order of those government bodies and debt refinancing plans, with the aim of reducing its exposure.

At each fiscal year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2023 and 2022, delinquent trade receivables totaled approximately $ 11,355 and $ 20,435, respectively. As of December 31, 2023 and 2022, the financial statements included allowances for $ 6,241 and $ 14,431, respectively.

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2023 FINANCIAL STATEMENTS NOTES

The inability to collect the amounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption of T1 (small-demand), T2 (medium-demand) and T3 (large-demand) customers that remain unpaid seven working days after the bills’ first due dates are considered delinquent trade receivables. Additionally, the amounts included in the Framework Agreement are not considered within delinquent balances of the electricity supplied to low-income areas and shantytowns.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the financial statements, after deducting the corresponding allowances.

c.	Liquidity risk

The Company monitors the risk of a deficit in cash flows on a periodical basis. The Finance Department supervises the updated projections of the Company’s liquidity requirements in order to ensure that there is enough cash to meet its operating needs, permanently maintaining sufficient margin for undrawn credit lines so that the Company does not fail to comply with the indebtedness limits or covenants, if applicable, of any line of credit. Such projections give consideration to the Company’s debt financing plans, compliance with covenants, with internal balance sheet financial ratios objectives and, if applicable, with external regulations and legal requirements, such as, restrictions on the use of foreign currency.

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in money market funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2023 and 2022, the Company’s current financial assets at fair value amount to $ 82,628 and $ 89,379, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

The table below includes an analysis of the Company’s non-derivative financial liabilities, which have been classified into maturity groupings based on the remaining period between the closing date of the fiscal year and the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	No deadline	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	Total
As of December 31, 2023
Trade payables and other liabilities	100,329	158,282	44,816	18,809	161,323	483,559
Borrowings	-	-	50,663	44,345	-	95,008
Total	100,329	158,282	95,479	63,154	161,323	578,567

As of December 31, 2022
Trade payables and other liabilities	375,157	210,919	29,484	1,274	73,820	690,654
Borrowings	-	-	573	45,268	-	45,841
Total	375,157	210,919	30,057	46,542	73,820	736,495

Nota	5.2 | Concentration risk factors

a.	Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2023 and 2022.

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2023 FINANCIAL STATEMENTS NOTES

b.	Related to employees who are union members

As of December 31, 2023, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

Collective bargaining agreements were entered into in the months of February, April, September, November and December 2023, as a consequence of the inflationary context in which the Argentine economy is immersed. At the date of issuance of the financial statements, there is no certainty concerning future collective bargaining agreements.

Nota	5.3 | Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue operating as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity, as shown in the Statement of Financial Position, plus net debt.

The gearing ratios at December 31, 2023 and 2022 were as follow:

	12.31.23	12.31.22
Total liabilities	1,069,993	1,103,844
Less: Cash and cash equivalents and Financial assets at fair value through profit or loss	(91,756)	(94,455)
Net debt	978,237	1,009,389
Total Equity	438,811	391,338
Total capital attributable to owners	1,417,048	1,400,727
Gearing ratio	69.03%	72.06%

Nota	5.4 | Regulatory risk factors

Pursuant to caption C of Section 37 of the Concession Agreement, the Grantor of the Concession may, without prejudice to other rights to which the Grantor is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed to the Company in the previous one-year period exceeds 20% of its annual billing, net of taxes and fees.

The Company’s Management evaluates the development of this indicator on an annual basis. At the date of issuance of these financial statements, there are no events of non-compliance by the Company that could lead to that situation.

Nota	5.5 | Information security-related risk factors

The Company has a Security Information and Event Management System in place to access data-based information, mitigating risks at scale with machine learning-based analysis.

Furthermore, there are information security awareness programs addressed to the staff, and a liability insurance that covers the Company against the residual risks and costs associated with cybersecurity events.

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2023 FINANCIAL STATEMENTS NOTES

Nota	5.6 | Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2023 and 2022:

	LEVEL 1	LEVEL 2

At December 31, 2023
Assets
Other receivables
Transferred assets and in custody	20,406	-
Financial assets at fair value through profit or loss:
Negotiable instruments	588	-
Mutual funds	82,040	-
Cash and cash equivalents:
Mutual funds	7,730	-
Total assets	110,764	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	59,988
Total liabilities	-	59,988

LEVEL 1
At December 31, 2022
Assets
Other receivables
Transferred assets and in custody	14,558
Financial assets at fair value through profit or loss:
Negotiable instruments	42,713
Mutual funds	46,666
Cash and cash equivalents
Mutual funds	2,375
Total assets	106,312

The value of the financial instruments traded in active markets is based on the quoted market prices at the Statement of Financial Position date. A market is regarded as active if quoted prices are regularly available from a stock exchange, broker, sector-specific institution or regulatory agency, and those prices represent current and regularly occurring market transactions on an arms’ length basis. The quoted market price used for financial assets held by the Company is the current offer price. These instruments are included in level 1.

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2023 FINANCIAL STATEMENTS NOTES

The fair value of financial instruments that are not traded in active markets is determined by using valuation techniques. These valuation techniques maximize the use of observable market data, where it is available, and rely as little as possible on the Company’s specific estimates. If all the significant variables to determine the fair value of a financial instrument are observable, the instrument is included in level 2.

If one or more of the significant variables used to determine fair value are not observable in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

Note	6 | Critical accounting estimates and judgments

The preparation of the financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are continually evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these financial statements.

The estimates that have a significant risk of causing adjustments to the amounts of assets and liabilities during the next fiscal year are detailed below:

a.	Impairment of financial assets

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption of T1 (small-demand), T2 (medium-demand), and T3 (large-demand) customers that remain unpaid seven working days after their first due dates. The Company’s Management records an allowance by applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category, based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

The Company has performed a review of the financial assets it currently measures and classifies at fair value through profit or loss or at amortized cost and has concluded that they meet the conditions to maintain their classification; consequently, the initial adoption affected neither the classification nor the measurement of the Company’s financial assets.

b.	Revenue recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. The accounting policy for the recognition of estimated revenue is considered critical because it depends on the amount of electricity effectively delivered to customers, which is valued on the basis of applicable electricity rates. Unbilled revenue is classified as current trade receivables.

c.	Impairment of long-lived assets

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the year, may be impaired.

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2023 FINANCIAL STATEMENTS NOTES

Due to the new events that occurred in the fiscal year, mainly those mentioned in Notes 1, 2.b. and 2.c., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated.

The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration.

Cash flows are prepared based on estimates concerning the future performance of significant assumptions that are sensitive to the determination of the recoverable amount, including the following: (i) nature, timing, and modality of the electricity rate increases; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs in line with the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates. The other variables have low impact on the calculation and have been estimated by the Company using the best available information.

The Company has made its projections under the assumption that in the next few years it will obtain the long overdue electricity rates adjustments to which it is entitled in accordance with the applicable regulations, using as a basis a Discount rate (WACC) in dollars of 16.24%, translating it into Argentine pesos for the discount in each of the scenarios presented.

However, the Company is not in a position to ensure that the future performance of the assumptions used for making its projections will be in line with that which the control authorities will define, therefore, they could differ significantly from the estimates and assessments made at the date of preparation of these financial statements.

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

a)	Scenario No. 1: considers the adjustments in the VAD according to ENRE Resolution No. 102/2024 (Note 2.b.) as from February 2024, and an automatic and monthly adjustment from the monthly CPD as from May 2024. Includes an increase resulting from the RT in February 2025. Probability of occurrence assigned 25%.

b)	Scenario No. 2: considers the adjustments in the VAD according to ENRE Resolution No. 102/2024 (Note 2.b.) as from February 2024, and an automatic and monthly adjustment from the monthly CPD as from May 2024. Includes a smaller increase resulting from the RT in February 2025. Probability of occurrence assigned 60%.

c)	Scenario No. 3: considers the adjustments in the VAD according to ENRE Resolution No. 102/2024 (Note 2.b.) as from February 2024, and an automatic and monthly adjustment from the monthly CPD as from May 2024. Includes a minimal increase resulting from the RT in February 2025. Probability of occurrence assigned 15%.

In all the cases, payments under the payment plan resulting from the Agreements on the Regularization of Payment Obligations for the debt with CAMMESA (Note 2.c) are made. The debt generated between September 2023 and March 2024 is offset with the regulatory asset. As from April 2024, 100% of the invoice is paid.

The Company has assigned to these three scenarios the previously detailed probability of occurrence percentages based mainly on experience and giving consideration to the long overdue electricity rate adjustment, the current economic and financial situation, and the need to keep the public service, object of the concession, operative.

After having carried out the analysis of recoverability of long-lived assets, as of the date of these financial statements, the Company has recorded no additional impairments of property, plant and equipment.

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2023 FINANCIAL STATEMENTS NOTES

Sensitivity analysis:

The main factors that could result in impairment charges or recoveries in future periods are: i) a distortion in the nature, timing, and modality of the electricity rate increases, ii) a distortion in the nature, timing, and modality of the settlement of the debt with CAMMESA. These factors have been taken into account in the aforementioned weight of scenarios. Due to the uncertainty inherent in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them taken individually could lead to significant changes in the determination of the recoverable value.

d.	Current and deferred income tax

A degree of judgment is required to determine the income tax provision inasmuch as the Company’s Management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact both the income tax and the deferred tax provisions in the fiscal year in which such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced according to the probability that a sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. The realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, the Company’s Management takes into consideration the scheduled reversal of deferred tax liabilities, the projected future taxable income, the prevailing rates to be applied in each period, and tax planning strategies.

e.	Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year together with the adjustments for past service costs and actuarial losses. Cash flows are discounted using a rate that contemplates actuarial assumptions about demographic and financial conditions that affect the determination of benefit plans. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

f.	ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management´s best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on that which has been described in Note 2.f.

g.	Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings cannot be accurately estimated. The Company’s Management, with the assistance of its legal advisors, periodically analyzes the status of each significant matter and evaluates the Company’s potential financial exposure. If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

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2023 FINANCIAL STATEMENTS NOTES

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made by Management. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a material effect on the Statements of Financial Position, Comprehensive Income (Loss), Changes in Equity and Cash Flows.

Note	7 | Interest in joint ventures

The Company’s interests in joint ventures as of December 31, 2023 and 2022 are as follow:

Percentage interest held in capital stock and votes		Corporate purpose	Legal address	Equity attributable to the owners		(Loss) Income from interest in joint ventures
				12.31.23	12.31.22	12.31.23	12.31.22	12.31.21

SACME	50.00%	Control of the operation of both the electric power generation and transmission in the GBA	Av. España 3251, CABA	57	66	(10)	(17)	12

Note	8 | Contingencies and lawsuits

The Company has contingencies and is a party to lawsuits that arise from labor, civil and commercial complaints that relate to atomized legal actions for individual non-significant amounts, which in the Company’s opinion are likely to result in an outflow of resources, and for which a provision in the amount of $ 12,730 has been recorded as of December 31, 2023.

Furthermore, there are significant judicial processes whose outcome, depending on the evidence produced in the cases and based on the legal advisors’ assessment, is uncertain. These judicial processes are detailed below:

- Legal action brought by Consumidores Financieros Asociación Civil Para Su Defensa (13563/2009)

In March 2010, Consumidores Financieros Asociación Civil Para Su Defensa (“CFD”) brought a class action against the Company and Edesur in National Court of Original Jurisdiction in Federal Administrative Matters No. 2, Clerk’s Office No. 3, seeking the reimbursement of: (i) interest applicable to the payment of energy purchased from the MEM, transferred to customers, (ii) the Value Added Tax (VAT) percentage on that interest, calculated on a taxable base that is allegedly contrary to the Consumer Protection Law; and (ii) the late payment charges calculated at the lending rate published by Banco de la Nación Argentina.

On April 22, 2010, the Company answered the complaint, filing a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants.

Prior to the time allowed to produce evidence, the Tax authorities were ordered to conduct a review of the proceedings in order to issue an opinion on the motion to dismiss for lack of standing filed by edenor. After the proceedings were sent back to the court, the motion was rejected. At the time, the Company filed an appeal against such denial.

In 2022, evidence was offered and arguments were submitted, with the Company invoking lack of standing and the termination of the action by lapse of time. The rendering of a decision on the motions filed by the Company has been deferred and will be considered when final judgment is rendered. The action brought by ADDUC (which is detailed below) will be considered together with these actions.

At the date of issuance of these financial statements, this case is pending resolution.

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2023 FINANCIAL STATEMENTS NOTES

- Legal action brought by Asociación de Defensa de Derechos de Usuarios y Consumidores - ADDUC

On October 21, 2011, Asociación de Defensa de Derechos de Usuarios y Consumidores (“ADDUC”) brought a class action against the Company requesting: (i) that the Company be ordered to reduce or mitigate the default or late payment interest rates charged to customers; (ii) that the pacts or accords that would have stipulated the interest rates that the Company applies to its customers, as well as the administrative resolutions based on which it justifies the collection of interest be declared non-applicable; and (iii) that interest thus collected be reimbursed.

On April 8, 2014, the Court admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to the Court hearing the case entitled “Consumidores Financieros Asociación Civil vs Edesur and Other defendants, for breach of contract”.

Prior to the time allowed to provide evidence, the Tax authorities were ordered to conduct a review of the proceedings in order to issue an opinion on the motion to dismiss for lack of standing filed by the Company, which was rejected.

The Company filed an appeal, which, on October 16, 2020, the National Court of Appeals in Federal Administrative Matters rejected, confirming the decision of the court of original jurisdiction. The case has been brought to trial.

At the date of issuance of these financial statements, this case is pending resolution.

- Legal action brought by Consumidores Financieros Asociación Civil para su Defensa (9119/2022)

On May 4, 2021, CFD brought a class action against the Company in the Court having jurisdiction in Administrative and Tax Matters of the City of Buenos Aires, Clerk’s Office No. 3 of the Judicial Management Office in Consumer Relations, claiming damages allegedly caused by the Company to customers by virtue of the Agreement on the Regularization of Payment Obligations entered into in 2019 by the Company, the Energy Secretariat and the Electric Power Market and Renewable Resources Secretariat, and claiming the reinstatement of the penalties set forth therein, plus interest, loss of profit or opportunity and punitive damages.

The Company answered the complaint and filed a motion to dismiss for lack of jurisdiction (“excepción de incompetencia”) of the local courts. The court admitted the motion to dismiss for lack of jurisdiction and, as a consequence thereof, on January 6, 2022, sent the proceedings to the Court having jurisdiction in Civil and Commercial Federal Matters No. 5 – Clerk’s Office No. 9. At present, the case has been brought to trial. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- Legal action brought by the Office of the Ombudsman of the City of Buenos Aires (Court record 30815/2023)

On April 4, 2023, the Ombudsman of the City of Buenos Aires filed a complaint against the Company and Edesur in Court of Original Jurisdiction in Administrative, Tax and Consumer Relations Matters of the City of Buenos Aires No. 25, sole Clerk’s Office, claiming punitive damages adducing deficiency in the information about service interruptions, and requesting the granting of a precautionary measure consisting of the setting up of a workgroup to implement a communication system.

The Company filed an appeal against the precautionary measure, answered the complaint and filed a motion to dismiss for lack of jurisdiction of the local courts. On February 27, 2024, the court admitted the motion to dismiss for lack of jurisdiction. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

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2023 FINANCIAL STATEMENTS NOTES

- Claim of the City of Buenos Aires Tax Authorities (“AGIP”). Assessment Resolution No. 3417/2017

On December 5, 2017, the AGIP claims alleged differences in the contribution that impacts electric power companies. The difference is based on the content of the contribution’s taxable base, which in the AGIP’s opinion, is made from the Company’s monthly income deriving from sales, without admitting the deduction for the sale of energy to railway companies provided for in the federal laws governing the contribution. The main objections made by the AGIP are the following: a) challenged the tax returns for the 2011-2013 tax periods; b) assessed the resulting tax for the 2011-2013 tax periods, plus interest; c) provided that for the income obtained in connection with the activity of “distribution of electricity and sale services” the Company should pay the aforementioned contribution for the referred to fiscal years at the rate of 6%; and (d) imposed fines.

On January 18, 2018, the Company filed a post-judgement motion for reversal (“recurso de reconsideración”), which was rejected on July 4, 2019. Against this denial, the Company filed an appeal before a higher administrative authority (“recurso jerárquico”). To date, the AGIP has issued no resolution in regard to this appeal.

- Federal Administration of Public Revenues (“AFIP”) – Difference in contribution rate to the Single Social Security System (“SUSS”) (executive order 814/2001) for the 12/2011- 11/2019 fiscal periods

The Company, based on the opinion (pronouncements) of its legal advisors in 2011, decided to apply the reduced rate for contributions to the SUSS set forth in section 2, sub-section b) of Executive Order No. 814/2001 as it is a corporation in which the Sustainability Guarantee Fund, managed by ANSES, has an equity interest in its business (Law 26,425, as amended).

In 2021, after the tax audits conducted by the Large Employer Social Security Resources Control Division, three AFIP resolutions fell on the Company claiming the adjustment of the contribution rate and rejecting the inclusion of edenor in section 2, sub-section b) of Executive Order No. 814/2001.

The Company’s position is supported by the three appeals filed against the debt assessments (all of them filed in Courtroom III of the Federal Social Security Court of Appeals) given the nature of the shareholder ANSES-FGS, its significant role in the Board of Directors, the Federal Government’s participation in the Supervisory Committee through the SIGEN, the recognition that minority state-owned corporations are regarded as included among those entitled to the benefit of Executive Order No. 814/2001, inasmuch as this changed as from the enactment of the referred-to Law No. 27,541, as well as the existence of three similar cases with a favorable outcome in the other two courtrooms comprising the Court of Appeals (with such cases having been appealed by the AFIP before the CSJN).

In the three court records, the Company filed a surety bond as a substitute for the solve et repete (“Pay First”) requirement applicable to the filing of the appeals. The state of the appeals filed by the Company is as follows:

(i) Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 20408/2021 (CI 25.329) (OI No. 1.578.472- for the 12/2011-12/2016 tax periods):

On September 13, 2021 an appeal was filed. At present, judgment on the case is still pending.

On February 29, 2024 proof that the Company is unable to comply with the First Pay requirement due to the long-overdue readjustment of revenue, as with rates, which must be issued by the relevant authorities, was filed in the court record.

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2023 FINANCIAL STATEMENTS NOTES

(ii) Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 11840/2021 (CI 25.329) (OI No. 1.806.371- for the 01/2017-06/2019 tax periods):

On February 22, 2024, the Company was served notice of the Court of Appeals’ decision, whereby the appeal filed by the Company was rejected as inadmissible, inasmuch as the appellate court does not agree with the criterion of the other courtrooms that accept the surety bond as a replacement for the “Pay First” requirement. In that regard, it stated that in order for the surety bond to be accepted, the impossibility of payment must be founded. The Company will file a federal extraordinary appeal (“recurso extraordinario federal”) (with a stay of execution) with the Supreme Court of Justice, and, should it be denied, it will file an appeal against the denial to admit the extraordinary appeal (“recurso de queja”) (without a stay of execution), which implies the immediate availability of the funds to continue with the Company’s defense.

(iii) Edenor S.A. VS AFIP, SOCIAL SECURITY CONTRIBUTIONS (CI 24.920) (OI: 1893337- for the 07/2019-11/2019 tax periods- Court record No.: CSS 053731/2022):

On October 4, 2022 an appeal was filed. At present, judgment on the case is still pending.

Furthermore, on February 29, 2024 proof that the Company is unable to comply with the First Pay requirement was filed in the court record, in the same way as in the court record mentioned in (i).

Without prejudice to the immediacy of the appeal filed to the CSJN against the denial to admit the extraordinary appeal, which would be granted without a stay of execution and, therefore, the conditions to enforce payment of the debt in question in this specific process mentioned in (ii) above would exist; the merits of the case have not yet been dealt with in this Courtroom and, according to the Company’s understanding and based on the opinion of its legal advisors, the Company’s management considers that it has solid arguments to defend the inclusion of the Company under section 1 of Law 22,016, as it was in effect until the issuance of Executive Order No. 814/2001.

- National Regulatory Authority for the Distribution of Electricity, Proceeding for the Determination of a Claim” (Court record No. 16/2020)

On May 4, 2021, the Company was served notice of a complaint filed by the ENRE in connection with edenor‘s compliance with captions 9.2.1 and 9.2.2 of the “Agreement on the Renegotiation of the Concession Agreement” for differences arising from the date of payment of certain penalties included therein.

The Company answered the complaint, with the proceedings currently being at the stage of producing evidence. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

-	AFIP’s tax claim for Income Tax, Undocumented outflows and VAT

The AFIP initiated a verification process to assess differences in connection with the VAT, undocumented outflows and the income tax, at the request of the Court hearing the case entitled “García Veronica Elizabeth and other defendants, Fraudulent tax evasion and Violation of law 24,769 – Prosecutor AFIP and others” (Case No. 58258/2017”), for bills issued by certain former suppliers of the Company, considered in such proceedings to be “usinas mixtas” (companies used as real and fake invoice plants). This led to the following proceedings:

(i) “García Veronica Elizabeth and other defendants, Fraudulent tax evasion and Violation of law 24,769 – Prosecutor AFIP and others” (2017 and 2018 fiscal periods):

On July 2, 2020, the AFIP initiated a sua sponte assessment process.

On July 6, 2021, the Company answered the notice and filed a motion for annulment in connection with the AFIP’s tax claim, stating the legal foundations and submitting the relevant documentary evidence.

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2023 FINANCIAL STATEMENTS NOTES

On November 17, 2021 the AFIP notified the Company of the sua sponte assessments made relating to the three taxes (VAT, IT and undocumented outflows), which were appealed by the Company to the Federal Tax Court on December 10, 2021. This appeal stays the execution of payment.

On December 26, 2022, the Company was served notice of the acquittal of all its former Board of Directors members. The AFIP appealed such decision, and, on March 30, 2023, the San Martín Federal Court of Appeals revoked the acquittal based on the lack of conclusive evidence to either dismiss or confirm the charges against them. It also ordered that the investigation be reopened and that new evidence be produced. In that regard an accounting expert report was issued by the CSJN’s Corps of Experts, whose conclusions were favorable to the Company. At present, no decision has yet been issued by the court hearing the case and the case is pending resolution.

(ii) Verification Process Order (01/2019-10/2021 fiscal periods):

On February 18, 2022, the Company was notified of the initiation of a new verification process in respect of the same suppliers in question, with a request for additional information on transactions performed from January 2019 until October 2021. At present, the verification process is in process, and no debt has yet been assessed.

(iii) Verification Process Order (11/2021-06/2022 fiscal periods):

On July 11, 2023 the Company was notified of the initiation of a new verification process in respect of the same suppliers in question, with a request for additional information on transactions performed from November 2021 until June 2022. At present, the verification process is in process, and no debt has yet been assessed.

The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- Protección a los Consumidores y Usuarios de la República Argentina Asociación Civil (Procurar) – Class action for the protection of a constitutional right (“amparo colectivo”)

Protección a los Consumidores y Usuarios de la República Argentina Asociación Civil, jointly with two users domiciled in the District of San Martín, brought an action against the Company, the SE and CAMMESA.

In that framework, a provisional measure was issued, pursuant to which:

(i)	the Company was ordered to refrain from paying CAMMESA any amounts earmarked for the carrying out of the investments necessary for ensuring the appropriate quality of the electricity service.

(ii)	CAMMESA was ordered to refrain, both from claiming judicial payment by the Company of the energy supplied and/or to be supplied in the future to edenor, and from issuing any precautionary measure affecting the latter’s equity, as a result of and/or due to energy supplied, maintaining the normal and regular dispatch of energy, affecting neither the continuity nor the quality of the public service the distributor must provide to its customers.

- Legal action brought by the Company (Study, Review and Inspection of Works in Streets and/or Public Spaces Tax "TERI”)

On October 9, 2020, the Company filed a declaratory judgment action in the Supreme Court of Justice ("CSJN"), against the Government of the City of Buenos Aires ("GCBA") in order to put an end to the state of uncertainty arising between the federal regulations governing the public service of electricity and the GCBA’s claim to impose payment of the TERI on the Company. Additionally, a petition for the granting of a prohibitory injunction was filed, requesting that the GCBA be ordered to refrain from claiming payment of the TERI, and from bringing enforcement actions and/or levying an attachment on the Company’s assets.

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2023 FINANCIAL STATEMENTS NOTES

On December 21, 2022, the CSJN resolved that it had original jurisdiction over the case, ordered that notice of the complaint be served upon the GCBA for a term of sixty days, and rejected the precautionary measure sought by the Company. On August 13, 2023, the GCBA answered the complaint. At present, the proceedings are at the stage of producing evidence.

Furthermore, the Company has filed complaints requesting the nullification of the GCBA’s Resolutions providing for the payment of the TERI. In one of those proceedings in particular (“Edenor S.A. vs GCBA, Challenge of actions taken by the Governmental Authority” Court record 286603/2024) a favorable judgement was rendered on February 28, 2024, considering section 377 of the City of Buenos Aires Tax Code to be unconstitutional. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

Note	9 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was rendered. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access to the available transmission capacity within its distribution system upon payment of a wheeling fee.

The KWh price relating to the Company’s sales of electricity is determined by the ENRE by means of the periodic publication of electricity rate schedules (Note 2.b), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession Agreement.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

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2023 FINANCIAL STATEMENTS NOTES

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power represents transmission costs and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the electricity rate by virtue of its concession amounts to approximately 9.1%.

	12.31.23		12.31.22		12.31.21
	GWh	$	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	13,585	417,487	13,052	351,439	12,373	405,529
Medium demand segment: Commercial and industrial (T2)	1,552	78,638	1,529	65,506	1,447	73,705
Large demand segment (T3)	3,680	174,939	3,714	191,177	3,492	173,070
Other: (Shantytowns/Wheeling system)	4,721	26,682	4,531	29,023	4,398	31,496
Subtotal - Sales of electricity	23,538	697,746	22,826	637,145	21,710	683,800

Other services
Right of use of poles		2,934		3,472		4,257
Connection and reconnection charges		418		377		445
Subtotal - Other services		3,352		3,849		4,702

Total - Revenue		701,098		640,994		688,502

	12.31.23		12.31.22		12.31.21
	GWh	$	GWh	$	GWh	$

Energy purchases (1)	27,676	(458,944)	27,158	(446,030)	26,373	(423,413)

(1)	As of December 31, 2023, 2022 and 2021, includes technical and non-technical energy losses for 4,138 GWh, 4,332 GWh and 4,663 GWh, respectively.

44

2023 FINANCIAL STATEMENTS NOTES

Note	10 | Expenses by nature

The breakdown of expenses by nature is as follows:

Expenses by nature at 12.31.23
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	76,213	10,521	24,024	110,758
Pension plans	1,670	231	527	2,428
Communications expenses	2,370	2,425	10	4,805
Allowance for the impairment of trade and other receivables	-	6,662	-	6,662
Supplies consumption	10,316	-	745	11,061
Leases and insurance	659	14	1,861	2,534
Security service	2,910	213	1,597	4,720
Fees and remuneration for services	49,005	18,882	29,640	97,527
Public relations and marketing	-	6,646	-	6,646
Advertising and sponsorship	-	3,424	-	3,424
Reimbursements to personnel	-	-	4	4
Depreciation of property, plant and equipment	65,094	9,700	7,959	82,753
Depreciation of right-of-use asset	283	566	1,980	2,829
Directors and Supervisory Committee members’ fees	-	-	161	161
ENRE penalties	5,898	12,749	-	18,647
Taxes and charges	-	10,729	432	11,161
Other	10	2	182	194
At 12.31.23	214,428	82,764	69,122	366,314

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2023 for $ 16,783.0.

Expenses by nature at 12.31.22
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	70,230	10,509	21,192	101,931
Pension plans	2,579	386	778	3,743
Communications expenses	1,381	2,630	4	4,015
Allowance for the impairment of trade and other receivables	-	6,847	-	6,847
Supplies consumption	10,145	-	1,025	11,170
Leases and insurance	609	14	2,885	3,508
Security service	3,453	445	549	4,447
Fees and remuneration for services	31,903	17,875	20,679	70,457
Public relations and marketing	-	5,905	-	5,905
Advertising and sponsorship	-	3,042	-	3,042
Reimbursements to personnel	-	-	6	6
Depreciation of property, plant and equipment	44,566	6,641	5,449	56,656
Depreciation of right-of-use asset	322	643	2,251	3,216
Directors and Supervisory Committee members’ fees	-	-	215	215
ENRE penalties	6,432	8,728	-	15,160
Taxes and charges	-	10,051	428	10,479
Other	5	1	137	143
At 12.31.22	171,625	73,717	55,598	300,940

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2022 for $ 13,966.5.

45

2023 FINANCIAL STATEMENTS NOTES

Expenses by nature at 12.31.21
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	68,495	10,899	15,474	94,868
Pension plans	3,307	526	747	4,580
Communications expenses	1,579	3,503	3	5,085
Allowance for the impairment of trade and other receivables	-	11,902	-	11,902
Supplies consumption	13,733	-	1,289	15,022
Leases and insurance	-	3	3,102	3,105
Security service	3,074	262	707	4,043
Fees and remuneration for services	35,380	18,836	15,689	69,905
Public relations and marketing	-	704	-	704
Advertising and sponsorship	-	364	-	364
Reimbursements to personnel	-	-	6	6
Depreciation of property, plant and equipment	43,426	6,471	5,310	55,207
Depreciation of right-of-use asset	277	554	1,946	2,777
Directors and Supervisory Committee members’ fees	-	-	215	215
ENRE penalties	7,321	5,079	-	12,400
Taxes and charges	-	10,622	517	11,139
Other	3	3	165	171
At 12.31.21	176,595	69,728	45,170	291,493

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2021 for $ 13,954.3.

Note	11 | Other operating income (expense)

	Note	12.31.23	12.31.22	12.31.21
Other operating income
Income from customer surcharges		14,003	9,439	11,743
Commissions on municipal taxes collection		2,127	2,095	2,180
Fines to suppliers		561	366	713
Services provided to third parties		2,147	1,917	1,501
Income from non-reimbursable customer contributions		157	192	283
Expense recovery		5	155	190
Framework agreement	2.d	5,986	9,384	12,494
Recovery of allowance for the impairment of trade receivables - Agreement on the Regularization of Obligations	2.c	-	8,252	-
Other		349	612	265
Total other operating income		25,335	32,412	29,369

Other operating expense
Gratifications for services		(1,344)	(707)	(5,238)
Cost for services provided to third parties		(1,761)	(1,701)	(679)
Severance paid		(183)	(317)	(221)
Debit and Credit Tax		(6,562)	(6,062)	(6,480)
Provision for contingencies	33	(9,718)	(13,719)	(14,263)
Disposals of property, plant and equipment		(466)	(1,084)	(1,510)
Other		(917)	(140)	(1,252)
Total other operating expense		(20,951)	(23,730)	(29,643)

46

2023 FINANCIAL STATEMENTS NOTES

Note	12 | Net finance costs

	12.31.23	12.31.22	12.31.21
Financial income
Financial interest	367	203	395

Financial costs
Commercial interest	(256,214)	(232,268)	(134,857)
Interest and other	(62,622)	(40,590)	(28,438)
Fiscal interest	(38)	(24)	(28)
Bank fees and expenses	(561)	(453)	(221)
Total financial costs	(319,435)	(273,335)	(163,544)

Other financial results
Changes in fair value of financial assets and financial liabilities	33,778	8,799	24,065
Loss on debt restructuring	-	(1,398)	-
Net (loss) gain from the cancelattion of Corporate Notes	-	(1,132)	19
Exchange differences	(48,327)	4,604	(9,716)
Adjustment to present value of receivables	(1,410)	(1,054)	(909)
Recovery of provision for credit RDSA	-	-	3,519
Other financial costs (*)	(15,327)	(14,271)	(6,418)
Total other financial results	(31,286)	(4,452)	10,560
Total net financial costs	(350,354)	(277,584)	(152,589)

(*) As of December 31, 2023, 2022 and 2021, includes $ 14,875, $ 13,241 and $ 5,528 relating to EDELCOS’ technical assistance, respectively (Note 34).

Note	13 | Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share is calculated by dividing the profit (loss) attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2023, 2022 and 2021, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings (loss) per share coincides with the diluted earnings (loss) per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	12.31.23	12.31.22	12.31.21
Income (Loss) for the year attributable to the owners of the Company	48,371	(54,398)	(129,475)
Weighted average number of common shares outstanding	875	875	875
Basic and diluted income (loss) per share – in pesos	55.28	(62.17)	(147.97)

47

2023 FINANCIAL STATEMENTS NOTES

Note	14 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.22
Cost	34,578	323,650	803,775	353,649	91,728	279,728	3,750	1,890,858
Accumulated depreciation	(7,865)	(117,901)	(332,320)	(150,143)	(49,626)	-	-	(657,855)
Net amount	26,713	205,749	471,455	203,506	42,102	279,728	3,750	1,233,003

Additions	467	79	5,401	6,766	9,742	101,173	-	123,628
Disposals	(17)	(28)	(392)	(437)	(15)	-	-	(889)
Transfers	1,642	6,519	21,283	8,042	15,777	(55,524)	2,261	-
Depreciation for the year	(2,621)	(14,117)	(36,700)	(17,610)	(11,705)	-	-	(82,753)
Net amount 12.31.23	26,184	198,202	461,047	200,267	55,901	325,377	6,011	1,272,989

At 12.31.23
Cost	36,666	330,212	829,146	367,811	117,149	325,377	6,011	2,012,372
Accumulated depreciation	(10,482)	(132,010)	(368,099)	(167,544)	(61,248)	-	-	(739,383)
Net amount	26,184	198,202	461,047	200,267	55,901	325,377	6,011	1,272,989

•	During the year ended December 31, 2023, the Company capitalized as direct own costs $ 16,783.0.

48

2023 FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.21
Cost	34,442	309,219	770,045	334,608	72,378	264,591	2,924	1,788,207
Accumulated depreciation	(7,334)	(106,873)	(308,210)	(137,575)	(43,043)	-	-	(603,035)
Net amount	27,108	202,346	461,835	197,033	29,335	264,591	2,924	1,185,172

Additions	250	264	2,417	3,144	6,318	93,177	1	105,571
Disposals	-	-	(670)	(414)	-	-	-	(1,084)
Transfers	87	14,175	33,391	16,533	13,029	(78,040)	825	-
Depreciation for the year	(732)	(11,036)	(25,518)	(12,790)	(6,580)	-	-	(56,656)
Net amount 12.31.22	26,713	205,749	471,455	203,506	42,102	279,728	3,750	1,233,003

At 12.31.22
Cost	34,578	323,650	803,775	353,649	91,728	279,728	3,750	1,890,858
Accumulated depreciation	(7,865)	(117,901)	(332,320)	(150,143)	(49,626)	-	-	(657,855)
Net amount	26,713	205,749	471,455	203,506	42,102	279,728	3,750	1,233,003

•	During the year ended December 31, 2022, the Company capitalized as direct own costs $ 13,966.5.

49

2023 FINANCIAL STATEMENTS NOTES

Note	15 | Right-of-use asset

The Company leases commercial offices, two warehouses, the headquarters building (comprised of administrative, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Puerto Nuevo and Nuevo Puerto Power Generation Plant) and Las Heras Substation. The Company’s lease contracts have cancelable terms and lease periods of 2 to 3 years.

The leases recognized as right-of-use assets in accordance with IFRS 16 and the development thereof are disclosed below:

	12.31.23	12.31.22
Balance at beginning of the year	2,202	2,578
Additions	4,167	2,840
Depreciation for the year	(2,829)	(3,216)
Balance at end of the year	3,540	2,202

The lease expense balance as of December 31, 2023 and 2022 is disclosed in Other payables (Note 26).

Note	16 | Inventories

	12.31.23	12.31.22

Supplies and spare-parts	39,816	20,047
Advance to suppliers	-	1
Total inventories	39,816	20,048

Note	17 | Financial instruments

Note 17.1 | Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2023
Assets
Trade receivables	66,597	-	-	66,597
Other receivables	4,887	20,406	8,756	34,049
Cash and cash equivalents
Cash and Banks	1,398	-	-	1,398
Mutual funds	-	7,730	-	7,730
Financial assets at fair value through profit or loss:
Negotiable instruments	-	588	-	588
Mutual funds	-	82,040	-	82,040
Total	72,882	110,764	8,756	192,402

As of December 31, 2022
Assets
Trade receivables	87,167	-	-	87,167
Other receivables	14,694	12,939	30,608	58,241
Cash and cash equivalents
Cash and Banks	2,701	-	-	2,701
Mutual funds	-	2,375	-	2,375
Financial assets at fair value through profit or loss:
Negotiable instruments	-	42,713	-	42,713
Mutual funds	-	46,666	-	46,666
Total	104,562	104,693	30,608	239,863

50

2023 FINANCIAL STATEMENTS NOTES

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2023
Liabilities
Trade payables	242,547	-	242,547
Other payables	128,276	59,988	188,264
Borrowings	95,008	-	95,008
Total	465,831	59,988	525,819

As of December 31, 2022
Liabilities
Trade payables	562,802	-	562,802
Other payables	74,150	-	74,150
Borrowings	45,841	-	45,841
Total	682,793	-	682,792

Financial instruments categories have been determined based on IFRS 9.

The income, expenses, gains and losses resulting from each financial instrument category are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2023
Interest income	367	-	367
Exchange differences	38,751	32,949	71,700
Changes in fair value of financial assets	-	66,062	66,062
Total	39,118	99,011	138,129

As of December 31, 2022
Interest income	203	-	203
Exchange differences	12,193	24,823	37,016
Changes in fair value of financial assets	-	8,799	8,799
Total	12,396	33,622	46,018

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2023
Interest expense	(318,836)	-	(318,836)
Exchange differences	(120,027)	-	(120,027)
Changes in fair value of financial liabilities	-	(32,284)	(32,284)
Other financial results	(15,327)	-	(15,327)
Total	(454,190)	(32,284)	(486,474)

As of December 31, 2022
Interest expense	(272,858)	-	(272,858)
Exchange differences	(32,412)	-	(32,412)
Loss on debt restructuring	(1,398)	-	(1,398)
Net loss from the repurchase of Corporate Notes	(1,132)	-	(1,132)
Other financial results	(14,271)	-	(14,271)
Total	(322,071)	-	(322,071)

51

2023 FINANCIAL STATEMENTS NOTES

Note 17.2 | Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.23	12.31.22
Customers with no external credit rating:
Group 1 (i)	34,143	60,408
Group 2 (ii)	26,906	6,944
Group 3 (iii)	5,548	19,815
Total trade receivables	66,597	87,167

(i)   Relates to customers with debt to become due.

(ii) Relates to customers with past due debt from 0 to 3 months.

(iii) Relates to customers with past due debt from 3 to 12 months.

Note	18 | Other receivables

	Note	12.31.23	12.31.22
Non-current:
Related parties	34.c	3	9

Current:
Framework agreement (1)	2.d	276	8,624
Assigned assets and in custody (2)		20,406	14,558
Judicial deposits		374	649
Security deposits		366	307
Prepaid expenses		897	1,184
Advances to personnel		-	5
Financial credit		-	43
Advances to suppliers		1,373	961
Tax credits		8,756	30,608
Debtors for complementary activities		1,642	1,265
Other		15	164
Allowance for the impairment of other receivables		(59)	(136)
Total current		34,046	58,232

(1)	As of December 31, 2023 and 2022, $ 276 and $ 4,724 relate to the Framework Agreement related to the Recognition of consumption in vulnerable neighborhoods period 2022, respectively, and as of December 31, 2022, $ 3,900 relates to the Framework Agreement signed in December 2020 related to the Works Plan of the AMBA’s network.
(2)	As of December 31, 2023 and 2022, relate to Securities issued by private companies for NV 19,610,291 and NV 11,771,500, respectively, assigned to Global Valores S.A. As of December 31, 2022, included cash deriving from the collection of securities for USD 2,924,022. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

52

2023 FINANCIAL STATEMENTS NOTES

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.23	12.31.22
Balance at beginning of the year	136	178
Increase	56	75
Result from exposure to inflation	(133)	(95)
Recovery	-	(22)
Balance at end of the year	59	136

The aging analysis of these other receivables is as follows:

	12.31.23	12.31.22
Without expiry date	740	956
Past due	3,247	6,976
Up to 3 months	2,101	11,382
From 3 to 6 months	4,856	12,516
From 6 to 9 months	1,365	6,783
From 9 to 12 months	21,737	19,619
More than 12 months	3	9
Total other receivables	34,049	58,241

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

Note	19 | Trade receivables

	12.31.23	12.31.22
Current:
Sales of electricity – Billed	35,566	49,863
Receivables in litigation	104	893
Allowance for the impairment of trade receivables	(6,241)	(14,431)
Subtotal	29,429	36,325

Sales of electricity – Unbilled	34,214	47,749
PBA & CABA government credit	2,952	3,087
Fee payable for the expansion of the transportation and others	2	6
Total current	66,597	87,167

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	Note	12.31.23	12.31.22
Balance at beginning of the year		14,431	36,435
Increase		6,606	6,794
Decrease		(1,566)	(978)
Recovery - Agreement on the Regularization of Obligations	2.c	-	(8,252)
Result from exposure to inflation		(13,230)	(19,568)
Balance at end of the year		6,241	14,431

53

2023 FINANCIAL STATEMENTS NOTES

The aging analysis of these trade receivables is as follows:

	12.31.23	12.31.22
Past due	32,454	26,759
Up to 3 months	34,143	60,408
Total trade receivables	66,597	87,167

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

Sensitivity analysis of the allowance for impairment of trade receivables:

- 5% increase in the uncollectibility rate estimate
12.31.23
Allowance	6,553
Variation	312

- 5% decrease in the uncollectibility rate estimate
12.31.23
Allowance	5,928
Variation	(313)

Note	20 | Financial assets at fair value through profit or loss

	12.31.23	12.31.22

Negotiable instruments	588	42,713
Mutual funds	82,040	46,666
Total Financial assets at fair value through profit or loss	82,628	89,379

Note	21 | Cash and cash equivalents

	12.31.23	12.31.22
Cash and banks	1,398	2,701
Mutual funds	7,730	2,375
Total cash and cash equivalents	9,128	5,076

54

2023 FINANCIAL STATEMENTS NOTES

Note	22 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2021	348,647	4,646	353,293
Payment of Other reserve constitution - Share-based compensation plan	-	28	28
Balance at December 31, 2022	348,647	4,674	353,321

Payment of Other reserve constitution - Share-based compensation plan	-	42	42
Balance at December 31, 2023	348,647	4,716	353,363

On April 20, 2023, the Company’s Ordinary and Extraordinary Shareholders’ Meeting approved the conversion of 355,945 Class C shares into Class B shares, in the framework of the termination of the Employee Stock Ownership Program, which had been authorized by the CNV.

As of December 31, 2023, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,566,330 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,596,659 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Listing of the Company’s shares

The Company’s shares are listed on ByMA, forming part of the Merval Index, as well as on the NYSE, where each ADS represents 20 common shares.

Note	23 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes Global Program. As of December 31, 2023, the Company complies with the debt ratio established in such Program (see Note 28).

If the Company’s Debt Ratio were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

Note	24 | The Company’s Share-based Compensation Plan

Of the total of treasury shares acquired in the framework of the Program for the repurchase of shares approved in 2008, 6,991,651 shares are to be used for the implementation of a Long-Term Incentive Plan in favor of the staff in an employment relationship with the Company in 2017, in accordance with the provisions of section 67 of the Law on Capital Markets.

55

2023 FINANCIAL STATEMENTS NOTES

On April 14, 2023, 142,040 treasury shares were awarded, as part of the implementation of an Incentive Plan, to certain employees, beneficiaries of said plan, which was to be in effect and which was approved by the shareholders’ meeting of April 18, 2017. The fair value of the shares at the award date amounted to $ 65 and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

Note	25 | Trade payables

		12.31.23	12.31.22
Non-current
Customer guarantees		1,235	1,881
Customer contributions		362	985
Total non-current		1,597	2,866

Current
Payables for purchase of electricity - CAMMESA (1)		135,632	444,332
Provision for unbilled electricity purchases - CAMMESA		43,738	72,827
Suppliers		59,658	40,221
Related parties	34.c	624	638
Advance to customer		1,225	1,809
Customer contributions		37	106
Discounts to customers		36	3
Total current		240,950	559,936

(1)	As of December 31, 2023, includes $ 22,550 ($ 13,162 for principal plus $ 9,388 of interest) relating to post-dated checks issued by the Company in favor of CAMMESA.

The fair values of non-current customer contributions as of December 31, 2023 and 2022 amount to $ 43.1 and $ 121.1, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	26 | Other payables

	Note	12.31.23	12.31.22
Non-current
Payment plan - CAMMESA	2.c	106,298	-
ENRE penalties and discounts (1)		51,875	54,335
Financial Lease Liability (2)		751	123
Total Non-current		158,924	54,458

Current
Payment plan - CAMMESA	2.c	14,926	-
ENRE penalties and discounts (1)		11,005	17,391
Related parties	34.c	1,234	828
Advances for works to be performed		13	40
Financial Lease Liability(2)		2,161	1,428
Other		1	5
Total Current		29,340	19,692

56

2023 FINANCIAL STATEMENTS NOTES

As of December 31, 2023, the fair value of the payment plan with CAMMESA, which is adjusted in accordance with the development of the MWh value (Note 2.c) amounts to $ 59,988. Such value has been determined on the basis of the MWh monomic price published by CAMMESA at the end of each period. The applicable fair value category is Level 2.

The value of the rest of the financial liabilities included in the Company’s other payables approximates their fair value.

(1)	The development of ENRE penalties and discounts is as follows:

	12.31.23	12.31.22
Balance at the beginning of the year	71,726	78,423
Increases	72,552	49,530
Decreases	(6,043)	(8,274)
Result from exposure to inflation for the year	(75,355)	(47,953)
Balance at the end of the year	62,880	71,726

(*) As of December 31, 2023 and 2022, the balances of $ 51,390 and $ 53,519 relate to penalties payable to users as stipulated in Article 2 of the Agreement on the Regularization of Payment Obligations signed in May 2019.

(2)	The development of the Finance lease liability is as follows:

	12.31.23	12.31.22
Balance at beginning of the year	1,551	2,106
Increase	3,067	1,812
Payments	(6,461)	(3,647)
Exchange difference	4,901	1,510
Interest	908	791
Result from exposure to inlfation	(1,054)	(1,021)
Balance at end of the year	2,912	1,551

As of December 31, 2023 and 2022, future minimum payments with respect to finance leases are those detailed below:

	12.31.23	12.31.22
2023	-	1,868
2024	5,251	212
2025	1,430	47
2026	329	-
Total future minimum lease payments	7,010	2,127

The Company has entered into contracts with certain cable television companies granting them the right to use the network poles. As of December 31, 2023 and 2022, future minimum collections with respect to operating assignments of use are those detailed below:

	12.31.23	12.31.22
2023	-	3,036
2024	956	93
2025	952	93
2026	931	78
2027	-	-
Total future minimum lease collections	2,839	3,300

Note	27 | Deferred revenue

	12.31.23	12.31.22
Non-current
Nonrefundable customer contributions	13,474	11,451

Current
Nonrefundable customer contributions	50	137

57

2023 FINANCIAL STATEMENTS NOTES

Note	28 | Borrowings

	12.31.23	12.31.22
Non-current
Corporate notes (1)	44,345	45,268

Current
Corporate notes (1)	49,271	-
Interest from corporate notes	1,108	573
Financial loans	284	-
Total current	50,663	573

(1)	Net of debt issuance, repurchase and redemption expenses.
(2)	Relate to Import financing loans taken with ICBC bank, for 2,489,696 Chinese yuans (CNY). Annual interest rate: 15.5%

The fair values of the Company’s existing Corporate Notes as of December 31, 2023 and 2022 amount approximately to $ 94,623.4 and $ 43,689.1 respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1.

On March 7, 2023, upon the expiration of the Tender Period of Class No. 2 Additional Corporate Notes, the Company approved the issuance and placement of the Additional Corporate Notes for a nominal value of USD 30,000,000, as set forth in the Prospectus Supplement dated February 28, 2023. The issuance was above par, with the issuance total value thus amounting to USD 30,945,000.

Furthermore, an amount of $ 480 was disbursed as issuance expenses of Class No. 2 Additional Corporate Notes.

The Company is subject to restrictions on its ability to incur indebtedness pursuant to the terms and conditions of Class No. 2 Corporate Notes due 2024 and Class No. 1 Corporate Notes due 2025, which indicate that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of December 31, 2023, the values of the above-mentioned ratios meet the established parameters.

Additionally, on March 22, 2023, the Company convened Meetings of the Holders of Corporate Notes to deal with a consent solicitation so that the Company can provide guarantees in favor of CAMMESA and thereby comply with the Memorandum of Agreement on the Regularization of Payment Obligations dated December 29, 2022 (Note 2.c).

In this regard, on April 25, 2023, the waiver of Section 9.1 of the Indenture pursuant to which the Company’s Class No 1 Corporate Notes due October 2025 had been issued was approved. However, the Extraordinary Meeting of the Holders of Class No. 2 Corporate Notes was not constituted as the quorum required to call the meeting to order was not present.

Furthermore, on January 30, 2024 the Company approved the terms and conditions of issue of Class No. 3 and Class No. 4 Corporate Notes, for an aggregate nominal value of USD 60,000,000, which may be extended to USD 100,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the Prospectus Supplement dated February 22, 2024.

On March 7, 2024, the Company issued Class No. 3 and Class No. 4 Corporate Notes for a nominal value of USD 95,762,688 and $ 3,577, respectively.

The Class No. 3 Corporate Notes were paid-in in accordance with the following detail: (i) USD 34,157,571 relates to the Integration in Kind Tranche through the delivery of Class 2 Corporate Notes at the Exchange Ratio; and (ii) USD 61,605,117 relates to the Regular Integration Tranche.

58

2023 FINANCIAL STATEMENTS NOTES

Consequently, Class No. 2 Corporate Notes for a nominal value of USD 32,766,541 have been settled, with the remaining balance in outstanding nominal value (USD 27,233,459) maturing on November 22, 2024.

The Company’s borrowings are denominated in the following currencies:

	12.31.23	12.31.22
US dollars	94,724	45,841
Chinese yuans	284	-
Total Borrowings	95,008	45,841

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	12.31.23	12.31.22
Fixed rate
Less than 1 year	50,663	573
From 1 to 2 years	44,345	45,268
Total fixed rate	95,008	45,841

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.23	12.31.22	12.31.21
Balance at beginning of the year	45,841	62,245	76,922
Proceeds from borrowings	17,424	13,764	-
Payment of borrowings' interests	(1,857)	(2,790)	(5,428)
Paid from repurchase of Corporate Notes	-	(1,470)	(103)
Gain from repurchase of Corporate Notes	-	1,132	(19)
Payment of borrowings	(1,032)	(18,928)	-
Loss on debt restructuring	-	1,398	-
Payment of Corporate Notes issuance expenses	(736)	(1,759)	-
Exchange diference and interest accrued	81,985	25,277	16,798
Result from exposure to inflation	(46,617)	(33,028)	(25,925)
Balance at the end of year	95,008	45,841	62,245

Corporate Note programs

The Company has a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

The Company’s Corporate Note debt structure as of December 31, 2023 and 2022, is comprised of as follows:

		in USD					in millions of $
Corporate Notes	Class	Debt structure at 12/31/2022	Exchange	Issue	Payment / Repurchase	Debt structure at 12/31/2023	Debt structure at 12/31/2022	Debt structure at 12/31/2023
Fixed rate par note - Maturity 2024	2	30,000,000	-	30,945,000	-	60,945,000	16,010	49,854
Fixed rate par note - Maturity 2025	1	55,244,538	-	-	-	55,244,538	29,831	44,870
Total		85,244,538	-	30,945,000	-	116,189,538	45,841	94,724

		in USD					in millions of $
Corporate Notes	Class	Debt structure at 12/31/2021	Exchange	Issue	Payment / Repurchase	Debt structure at 12/31/2022	Debt structure at 12/31/2021	Debt structure at 12/31/2022
Fixed rate par note - Maturity 2022	9	98,057,000	(52,695,600)	-	(45,361,400)	-	62,248	-
Fixed rate par note - Maturity 2024	2	-	-	30,000,000	-	30,000,000	-	16,010
Fixed rate par note - Maturity 2025	1	-	55,244,538	-	-	55,244,538	-	29,831
Total		98,057,000	2,548,938	30,000,000	(45,361,400)	85,244,538	62,248	45,841

59

2023 FINANCIAL STATEMENTS NOTES

The main covenants are those detailed below:

i.	Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit the Company’s ability to, among other things:

- Create or permit liens on its property or assets;

- Incur indebtedness, in certain specified cases;

- Sell the Company’s assets related to its main business;

- Carry out transactions with shareholders or related companies;

- Make certain payments (including, but not limited to, dividends, purchases of edenor’s common shares or payments on subordinated debt);

- Enter into merger transactions, unless they meet certain criteria.

ii.	Suspension of Covenants:

Certain negative covenants set forth in the terms and conditions of the Corporate Notes will be suspended or adapted if:

-	The Company attains an Investment Grade Rating on its long term debt, or the Debt Ratio is equal to or lower than 3.75 and the Interest Expense Coverage Ratio is less than 2.
-	If the Company subsequently loses its Investment Grade rating or its Debt Ratio is greater than 3.75 and the Interest Expense Coverage Ratio is less than 2, as applicable, the suspended negative covenants will again be applicable.

At the date of issuance of these financial statements, the previously mentioned ratios have been met.

Note	29 | Salaries and social security taxes payable

a.	Salaries and social security taxes payable

	12.31.23	12.31.22
Non-current
Seniority-based bonus	2,449	2,402

Current
Salaries payable and provisions	23,375	25,719
Social security payable	2,988	3,276
Early retirements payable	273	89
Total current	26,636	29,084

The value of the Company’s salaries and social security taxes payable approximates their fair value.

b.	Salaries and social security taxes charged to profit or loss

	12.31.23	12.31.22	12.31.21
Salaries	79,746	73,390	68,305
Social security taxes	31,012	28,541	26,563
Total salaries and social security taxes	110,758	101,931	94,868

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations, which, as of December 31, 2023 and 2022, amount to $ 438.8 and $ 45.2, respectively.

60

2023 FINANCIAL STATEMENTS NOTES

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain number of years of service. As of December 31, 2023 and 2022, the related liabilities amount to $ 2,329.6 and $ 2,278.3, respectively.

As of December 31, 2023 and 2022, the number of employees amounts to 4,635 and 4,658, respectively.

Note	30 | Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary depending on the collective bargaining agreement and for non-unionized personnel.

	12.31.23	12.31.22
Non-current	4,922	5,795
Current	578	729
Total Benefit plans	5,500	6,524

The breakdown of the benefit plan obligations as of December 31, 2023 and 2022 is as follows:

	12.31.23	12.31.22
Benefit payment obligations at beginning of year	6,524	6,835
Current service cost	284	1,165
Interest cost	2,144	2,578
Actuarial losses	1,447	2,037
Result from exposure to inflation for the year	(4,429)	(5,260)
Benefits paid to participating employees	(470)	(831)
Benefit payment obligations at end of year	5,500	6,524

As of December 31, 2023 and 2022, the Company does not have any assets related to post-retirement benefit plans.

The breakdown of the charge recognized in the Statement of Comprehensive Income (Loss) is as follows:

	12.31.23	12.31.22	12.31.21
Cost	284	1,165	402
Interest	2,144	2,578	4,178
Actuarial results - Other comprehensive results	1,447	2,037	(1,215)
	3,875	5,780	3,365

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.23	12.31.22	12.31.21
Discount rate	5%	5%	5%
Salary increase	1%	1%	1%
Inflation	89%	48%	57%

61

2023 FINANCIAL STATEMENTS NOTES

Sensitivity analysis:

12.31.23
Discount Rate: 4%
Obligation	6,294
Variation	450
8%

Discount Rate: 6%
Obligation	5,300
Variation	(544)
(9%)

Salary Increase : 0%
Obligation	5,280
Variation	(564)
(10%)

Salary Increase: 2%
Obligation	6,311
Variation	467
8%

The expected payments of benefits are as follow:

	In 2024	In 2025	In 2026	In 2027	In 2028	Between 2029 to 2033
At December 31, 2023
Benefit payment obligations	578	108	102	108	19	101

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of the Company’s active personnel.

In order to determine the mortality of the Company’s active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company’s active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefits have been determined taking into consideration all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2023.

These benefits do not apply to key management personnel.

62

2023 FINANCIAL STATEMENTS NOTES

Note	31 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12 is as follows:

	12.31.23	12.31.22	12.31.21
Deferred tax	(133,382)	(46,757)	(38,478)
Change in the income tax rate	-	-	(45,332)
Current tax	-	-	(12,388)
Difference between provision and tax return	(427)	570	1,358
Income tax expense	(133,809)	(46,187)	(94,840)

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

	12.31.22	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income / Equity		12.31.23
Deferred tax assets
Tax loss carryforward (1)	51,511	(34,970)	9,939	-		26,480
Trade receivables and other receivables	4,474	(3,037)	997	-		2,434
Trade payables and other payables	5,322	(3,613)	5,278	-		6,987
Salaries and social security taxes payable	2,435	(1,653)	1,216	(10)	(*)	1,988
Benefit plans	629	(427)	(1)	507		708
Tax liabilities	134	(91)	61	-		104
Provisions	7,053	(4,788)	2,225	-		4,490
Deferred tax asset	71,558	(48,579)	19,715	497		43,191

Deferred tax liabilities:
Property, plant and equipment	(357,251)	242,531	(295,107)	-		(409,827)
Financial assets at fair value through profit or loss	(5,466)	3,711	(15,487)	-		(17,242)
Borrowings	(616)	418	185	-		(13)
Tax inflation adjustment	(53,609)	36,394	(77,590)	-		(94,805)
Deferred tax liability	(416,942)	283,054	(387,999)	-		(521,887)

Net deferred tax liability	(345,384)	234,475	(368,284)	497		(478,696)

	12.31.21	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income / Equity		12.31.22
Deferred tax assets
Tax loss carryforward (1)	-	-	51,511	-		51,511
Trade receivables and other receivables	13,546	(6,593)	(2,479)	-		4,474
Trade payables and other payables	7,287	(3,547)	1,582	-		5,322
Salaries and social security taxes payable	3,229	(1,573)	789	(10)	(*)	2,435
Benefit plans	106	(53)	(137)	713		629
Tax liabilities	153	(75)	56	-		134
Provisions	9,803	(4,771)	2,021	-		7,053
Deferred tax asset	34,124	(16,612)	53,343	703		71,558

Deferred tax liabilities:
Property, plant and equipment	(309,280)	150,505	(198,476)	-		(357,251)
Financial assets at fair value through profit or loss	(2,320)	1,130	(4,276)	-		(5,466)
Borrowings	(6)	3	(613)	-		(616)
Tax inflation adjustment	(22,418)	10,909	(42,100)	-		(53,609)
Deferred tax liability	(334,024)	162,547	(245,465)	-		(416,942)

Net deferred tax liability	(299,900)	145,935	(192,122)	703		(345,384)

(*) Note 24 – The Company’s Share-based Compensation Plan

63

2023 FINANCIAL STATEMENTS NOTES

(1)	The accumulated tax losses and the years in which they become statute-barred are as follow:

Tax loss - Year of origin	Nominal value	Year of prescription
2022	45,418	2027
2023	30,239	2028
	75,657

As of December 31, 2023 and 2022, the accumulated tax losses do not exceed their recoverable value.

The reconciliation between the income tax expense recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting profit (loss) before taxes, is as follows:

	12.31.23	12.31.22	12.31.21
Income (loss) for the year before taxes	182,180	(8,211)	(34,635)
Applicable tax rate	35%	35%	35%
Result for the year at the tax rate	(63,763)	2,874	12,122
Gain (loss) on net monetary position	59,413	18,725	(20,368)
Adjustment effect on tax inflation	(128,994)	(68,289)	(42,293)
Non-taxable income	(38)	(67)	(327)
Difference between provision and tax return	(427)	570	1,358
Change in the income tax rate	-	-	(45,332)
Income tax expense	(133,809)	(46,187)	(94,840)

Note	32 | Tax liabilities

	12.31.23	12.31.22
Non-current
Current
Provincial, municipal and federal contributions and taxes	1,778	1,104
Tax withholdings	1,915	1,767
SUSS withholdings	149	181
Municipal taxes	797	1,050
Total current	4,639	4,102

Note	33 | Provisions

	For contingencies
	12.31.23	12.31.22
At 12.31.22	17,293	24,150
Increases	6,767	8,165
Result from exposure to inflation for the year	(14,199)	(15,022)
At 12.31.23	9,861	17,293

Included in current liabilities

	For contingencies
	12.31.23	12.31.22
At 12.31.22	4,674	3,257
Increases	2,951	5,554
Decreases	(867)	(1,672)
Result from exposure to inflation for the year	(3,889)	(2,465)
At 12.31.23	2,869	4,674

64

2023 FINANCIAL STATEMENTS NOTES

Note	34 | Related-party transactions

The following transactions were carried out with related parties:

a.	Expense

Company	Concept	12.31.23	12.31.22	12.31.21

EDELCOS	Technical advisory services on financial matters	(14,875)	(13,241)	(5,528)
SACME	Operation and oversight of the electric power transmission system	(633)	(735)	(1,921)
Andina PLC	Financial interest	(229)	(84)	-
Estudio Cuneo Libarona Abogados	Legal fees	(7)	(16)	-
Grieco Maria Teresa	Legal fees	(2)	-	-
		(15,746)	(14,076)	(7,449)

b.	Key Management personnel’s remuneration

	12.31.23	12.31.22	12.31.21

Salaries	5,844	2,846	9,208

The balances with related parties are as follow:

c.	Receivables and payables

	12.31.23	12.31.22
Other receivables - Non current
SACME	3	9

Trade payables
EDELCOS	(624)	(638)
Other payables
Andina PLC	(1,129)	(710)
SACME	(105)	(118)
	(1,234)	(828)

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

According to IAS 24, paragraphs 25 and 26, the Company applies the exemption from the disclosure requirement of transactions with related parties when the counterpart is a governmental agency that has control, joint control or significant influence.

The agreements with related parties that were in effect throughout fiscal year 2023 are detailed below:

SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SEE Resolution No. 61/92, and after the awarding of the CABA and the Greater Buenos Aires distribution areas to edenor and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were to organize in equal parts SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies.

65

2023 FINANCIAL STATEMENTS NOTES

The purpose of this company is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the CABA and Greater Buenos Aires and the interconnections with the Argentine Interconnection System, to represent Distribution Companies in the operational management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its activities.

The operating costs borne by the Company in fiscal year 2023 amounted to $ 633.

Agreement with EDELCOS

The agreement comprises the provision to the Company of technical advisory services especially on financial topics. It expires in December 2026, but may be extended if so agreed by the parties. In consideration of these services, the Company pays EDELCOS either an annual amount of $ 1,766 or the amount equivalent to 1.75% of the annual gross billing, whichever results in the higher amount, plus the related value added tax. Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

As of December 31, 2023, the Company recorded charges for EDELCOS technical advisory services for a total of $ 14,875 relating to the services rendered in fiscal year 2023.

Note	35 | Keeping of documentation

On August 14, 2014, the CNV issued General Resolution No. 629 which introduced changes to its regulations concerning the keeping and preservation of corporate and accounting books and commercial documentation. In this regard, it is informed that for keeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

-	2396 Amancio Alcorta Av. – CABA
-	601 San Miguel de Tucumán St., Municipality of Carlos Spegazzini, Ezeiza, PBA
-	2450 Puente del Inca St., Municipality of Tristán Suárez, Ezeiza, PBA

The detail of the documentation stored outside the Company’s offices for keeping purposes, as well as the documentation referred to in Section 5 sub-section a.3) of Part I of Chapter V of Title II of the Regulations (Technical Rule No. 2,013, as amended) is available at the Company’s registered office.

Note	36 | Shareholders’ Meetings

The Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2023 resolved, among other issues, the following:

-	To approve the Company’s Annual Report and Financial Statements as of December 31, 2022.
-	To allocate the $ 17,468 loss for the year ended December 31, 2022 (which at the purchasing power of the currency at December 31, 2023 amounts to $ 54,398) to the Unappropriated Retained Earnings account.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.
-	To appoint the authorities and the external auditors for the current fiscal year.
-	To approve the conversion of 355,945 Class C shares into Class B shares in the framework of the termination of the Employee Stock Ownership Program (Note 22).

Furthermore, the amendment to Sections Nos. 4, 13, 23 and 33 of the Bylaws, which had been approved by the Ordinary and Extraordinary Shareholders’ Meeting held on November 2, 2022 and by the ENRE by means of Resolution No. 243/2023 dated February 28, 2023, was registered with the IGJ on April 10, 2023.

66

2023 FINANCIAL STATEMENTS NOTES

Note	37 | Events after the reporting year

The following are the events that occurred subsequent to December 31, 2023:

-	Public Hearing – ENRE Resolution No. 2/2024, see Note 2.b.
-	Amendment to both the seasonal reference prices and the values of the Company’s electricity rate schedules – SE Resolution No. 7/2024 and ENRE Resolution No. 102/2024, see Note 2.b.
-	Issuance of new Class No. 3 and Class No. 4 Corporate Notes, Note 28.
-	Legal action for difference in contribution rate to the Single Social Security System, Executive Order 814/2011, Note 8.
-	Legal action for unconstitutionality of the TERI, Note 8.

NEIL BLEASDALE
Chairman

68

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying statement of financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (the “Company”) as of December 31, 2023 and 2022, and the related statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Exhibit 2. Our responsibility is to express opinions on the Company’s financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessment of Property, Plant and Equipment

As described in Notes 6.c and 14 to the financial statements, as of December 31, 2023, the Company’s property, plant and equipment balance was $1,272,989 million. As disclosed in Note 6.c, the Company analyzes the recoverability of its long-lived assets (including property, plant and equipment) on a periodic basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets, which is measured as the higher of value in use or fair value less costs to sell at the end of the period, may be impaired. According to the situation described in Notes 1 and 2.b., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated. The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration. Management’s cash flow projections included significant judgments and assumptions relating to nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

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The principal consideration for our determination that performing procedures relating to impairment assessment of property, plant and equipment is a critical audit matter is that there was significant judgment by management when developing the recoverable value measurement of the property, plant and equipment, which, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including the discount rate; nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s property, plant and equipment. These procedures also included, among others, testing management’s process for developing the value-in-use estimate; evaluating the appropriateness of the discounted cash flow model, as well as the mathematical accuracy of the calculations; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management relating to the discount rate; nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the energy distribution business, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist us in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate. The procedures performed also included evaluating the sufficiency of the information disclosed in the financial statements regarding the evaluation of the recoverable amount of property, plant and equipment.

/s/ PRICE WATERHOUSE & CO. S.R.L.

______________________________

/s/ Raúl Leonardo Viglione (Partner)

Autonomous City of Buenos Aires, Argentina

March 8, 2024

We have served as the Company’s auditor since 2006.

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